EXECUTION COPY

COMMON SHARE PURCHASE WARRANT INDENTURE

MALA NOCHE RESOURCES CORP.
(TO BE RENAMED “PRIMERO MINING CORP.”)

- AND -

COMPUTERSHARE TRUST COMPANY OF CANADA

Providing for the issue
of up to 23,000,000 Common Share Purchase Warrants

July 20, 2010

EXECUTION COPY

- ii -

SCHEDULE “A”
FORM OF NON-U.S. WARRANT CERTIFICATE

- iii -

SCHEDULE “B”
FORM OF U.S. WARRANT CERTIFICATE
SCHEDULE “C”
FORM OF U.S. PURCHASER LETTER

THIS SHARE PURCHASE WARRANT INDENTURE is made as of the 20th day of July, 2010.

BETWEEN:

MALA NOCHE RESOURCES CORP., a company existing under the laws of British Columbia

(hereinafter the “Company”)

AND:

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company registered under the laws of Canada and duly authorized to carry on the trust business in each province of Canada

(hereinafter the “Warrant Agent”).

RECITALS

WHEREAS:

A.                    The Company is offering 50,000,000 Subscription Receipts pursuant to a short form prospectus dated July 9, 2010;

B.                    The Company has granted the Underwriters an over-allotment option, exercisable at any time until up to 30 days after the closing date of the Offering, to purchase up to 7,500,000 additional Subscription Receipts;

C.                    Pursuant to the terms and subject to the conditions set forth in the Subscription Receipt Indenture, each Subscription Receipt will automatically convert into a unit consisting of one post-Consolidation Share and 0.4 of one Warrant;

D.                    The Company may issue up to 23,000,000 Warrants under this Indenture pursuant to the conversion of Subscription Receipts, including the 7,500,000 Subscription Receipts issuable pursuant to the Over-Allotment Option;

E.                    Each whole Warrant will be exercisable to acquire one post-Consolidation Share at the Exercise Price at any time before the Warrant Expiry Time on the Warrant Expiry Date on the terms and conditions set forth herein;

F.                    The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

G.                    The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of the persons who become Warrantholders; and

H.                    The foregoing recitals are made as representations and statements of fact by the Company and not by the Warrant Agent. All capitalized terms used in the foregoing recitals have the meanings ascribed to them in Section 1.1 below.

NOW THEREFORE, in consideration of the premises and for other good and valuable consideration, the receipt and sufficiency whereof is hereby acknowledged, the Company hereby appoints the Warrant Agent as warrant agent, for the Warrantholders, to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture and the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1                    Definitions

                          In this Indenture and in the Warrant Certificates:

“Accredited Investor” means an “accredited investor” as that term is defined in Rule 501(a) of Regulation D;

“Acquisition” means the purchase by the Company and its affiliates of (i) the San Dimas Mine and related assets from DMSL, and (ii) all of the issued and outstanding shares of STB from GSBL, each on the terms and subject to the conditions of the Acquisition Agreements;

“Acquisition Agreements” means the definitive agreements with respect to the Acquisition to be entered into between an affiliate of the Corporation and the San Dimas Vendors, as supplemented, amended or restated from time to time;

“Applicable Legislation” means the provisions of the Business Corporations Act (British Columbia), as from time to time amended, and any statute of Canada or a province thereof, and the regulations and rules under any such named or other statute relating to warrant indentures or the rights, duties or obligations of corporations and warrant agents under warrant indentures as are from time to time in force and applicable to this Indenture;

“Applicable Procedures” means (i) with respect to any transfer or exchange of beneficial ownership interests in, or the exercise of CDS Global Warrants, the applicable rules, procedures or practices of the Depository and the Warrant Agent in effect at the time of such transfer, exchange or exercise, and (ii) with respect to any issuance, deposit or withdrawal of Warrants from or to an electronic position evidencing a beneficial ownership interest in CDS Global Warrants, the rules, procedures or practices followed by the Depository and the Warrant Agent at the time of such issuance, deposit or withdrawal;

“auditors” of the Company means Deloitte & Touche LLP or such other chartered accountant or firm of chartered accountants as may be duly appointed as auditor of the Company from time to time;

“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Company and authenticated by manual signature of an authorized officer of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant as required by Section 2.4 are entered in the register of Warrantholders, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

“Book Entry Participant” means an institution that participates directly or indirectly in the Depository’s book entry registration system for the Warrants;

“Book Entry Warrants” means Warrants that are to be held electronically or physically by or on behalf of the Depository;

“business day” means a day that is not a Saturday, Sunday or civic or statutory holiday in the City of Vancouver, British Columbia;

“CDS Global Warrants” means Warrants representing all or a portion of the outstanding Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Company, by a Warrant Certificate;

“Certificated Warrant” means a Warrant evidenced by a certificate substantially in the form set out in Schedule “A” attached hereto, or, in the case of Warrants issued to a person in the United States, a U.S. Person, or to a person for the account or benefit of a U.S. Person or person in the United States, a Warrant evidenced by a certificate substantially in the form set out in Schedule “B” attached hereto;

“Closing Date” means July 20, 2010, being the date of closing of the Offering;

“Company” means Mala Noche Resources Corp., the party of the first part hereunder, and includes any successor corporation to or of the Company which shall have complied with the provisions of Article 6 hereunder;

“Consolidation” means the consolidation of all of the issued and outstanding Shares on the basis of a factor of one new Share for 20 existing Shares to be effected immediately prior to the completion of the Acquisition;

“Convertible Securities” means securities of the Company or any other issuer that are convertible into or exchangeable or exercisable for or otherwise carry the right to acquire Shares, and “Convertible Security” means any one of them;

“Corporate Reorganization” has the meaning ascribed thereto in Section 3.6(7);

“Current Market Price”, at any date, means the volume weighted average trading price per Share at which the Shares have traded on the Exchange or such other stock exchange which constitutes the principal trading market (by volume) for the Shares during the twenty consecutive trading days before such date, and the volume weighted average trading price shall be determined by dividing the aggregate sale price of all Shares sold on the Exchange or market, as the case may be, during the twenty consecutive trading days by the total number of Shares so sold. Whenever the Current Market Price is required to be determined hereunder, the Company shall deliver to the Warrant Agent a certificate of an officer specifying such Current Market Price and setting out the details of its calculation. In the event of any subsequent dispute as to the determination of the Current Market Price, the Company’s auditors shall make such determination which, absent manifest error, shall be binding for all purposes hereunder;

“Date of Issue” means the date hereof, notwithstanding that that Warrants may be issued and countersigned later than the date hereof;

“Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

“Director” means a director of the Company from time to time and reference without more to action by the Directors shall mean action by the Directors as a board or by any authorized committee thereof;

“dividends” means dividends (payable in cash or in securities, property or assets of equivalent value) declared payable on the Shares;

“DMSL” means Desarollos Mineros San Luis S.A., a corporation existing under the laws of Mexico and an indirect, wholly owned subsidiary of Goldcorp;

“Exchange” means the TSX Venture Exchange, or if the Shares are not listed on the TSX Venture Exchange, such other stock exchange or quotation system on which the Shares may then be listed as may be selected for such purpose by the directors of the Company or, if the Shares are not then listed on any stock exchange then on the over-the-counter market;

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“Exercise Price” means $8.00 per Share, as adjusted in accordance with the terms of this Indenture, from time to time;

“Extraordinary Resolution” means an extraordinary resolution of Warrantholders as defined in Section 5.12 and includes a written instrument signed by Warrantholders pursuant to the provisions of Section 5.17;

“Goldcorp” means Goldcorp Inc.;

“GSBL” means Goldcorp Silver (Barbados) Ltd., a corporation existing under the laws of Barbados and a wholly owned subsidiary of Goldcorp;

“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register of Warrantholders at any time (including without limitation, original issuance or registration of transfer of ownership), the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion effected under the operating procedures of the Warrant Agent, it being understood that neither preparation and issuance, nor delivery to nor receipt by holders of Transaction Statements or Statements of Account shall constitute part of such procedures for any purpose of this definition;

“Offering” means the public offering of 50,000,000 Subscription Receipts (not including an over-allotment option of 7,500,000 additional Subscription Receipts) of the Company by way of short form prospectus in all of the provinces and territories of Canada except Quebec, and by way of private placement in the United States;

“Original U.S. Purchaser” means a Warrantholder who purchased Subscription Receipts as an Accredited Investor directly from the U.S. registered broker-dealer affiliate of one of the Underwriters pursuant to the Offering, on a substituted basis, because such Warrantholder was in the United States, was a U.S. Person or was purchasing the Subscription Receipts on behalf of a person in the United States or a U.S. Person;

“Over-Allotment Option” means the over-allotment option granted by the Company to the Underwriters exercisable at any time until up to 30 days after the closing of the Offering, to purchase up to 15% of the number of Subscription Receipts sold pursuant to the Offering;

“person” means an individual, a corporation, a partnership, a government or any department, agency or instrumentality thereof, a joint venture, a trust, a trustee, an estate, an unincorporated organization and the heirs, executors, administrators or other legal representatives of an individual; and pronouns and other words importing persons have a similarly extended meaning;

“Qualifying Jurisdictions” means each of the provinces and territories of Canada, other than Quebec, and the United States, and other jurisdictions which are agreed to by the Company and the Underwriters;

“register” means the one set of records and accounts maintained by the Warrant Agent pursuant to Section 2.10;

“Registered Warrantholders” means the persons who are registered owners of Warrants as such names appear on the register, and for greater certainty, shall include the Depository as well as the holders of Uncertificated Warrants appearing on the register of the Warrant Agent;

“Regulation D” means Regulation D under the U.S. Securities Act;

“Regulation S” means Regulation S under the U.S. Securities Act;

“San Dimas Mine” means the assets comprising the San Dimas mines and mills that are presently operated by DMSL and other subsidiaries of Goldcorp and that include the San Antonio, Tayoltita and Santa Rita mines in San Dimas, Mexico;

“San Dimas Vendors” means DMSL and GSBL, together;

“Securities Commissions” means, collectively, the securities commissions or other securities regulatory authorities under the applicable Securities Laws of each of the Canadian Qualifying Jurisdictions;

“Securities Laws” means, collectively, the applicable securities laws of each of the Canadian Qualifying Jurisdictions and the respective regulations made and forms prescribed thereunder together with all applicable published policy statements, rules, instruments, blanket orders and rulings of the Securities Commissions;

“Shares” means the common shares of the Company as constituted on the date hereof, provided that upon completion of the Consolidation or any other adjustment pursuant to Article 3, “Common Shares” will thereafter mean the shares or other securities or property resulting from such adjustment that a Warrantholder is entitled to acquire on exercise of a Warrant after the adjustment;

“Shareholder” means an owner of record of one or more Shares or shares of any other class or series of the Company;

“Share Reorganization” has the meaning ascribed thereto in Section 3.6;

“Statement of Account” means a statement, containing such information as the Company or the Warrant Agent may provide, sent to Registered Warrantholders of Uncertificated Warrants, other than the Depository, at the intervals and other times required by this Indenture;

“STB” means Silver Trading (Barbados) Ltd., a corporation existing under the laws of Barbados and a wholly owned subsidiary of GSBL;

“Subscription Receipt Indenture” means the subscription receipt indenture among the Company, Canaccord Genuity Corp., and the Warrant Agent dated as of July 20, 2010 and governing the Subscription Receipts;

“Subscription Receipts” means the subscription receipts governed by the terms of the Subscription Receipt Indenture and issued pursuant to the Offering at the purchase price of $6.00 per Subscription Receipt, each convertible into a unit consisting of one Share and 0.4 of one Warrant;

“Subsidiary” means a corporation, a majority of the outstanding voting shares of which is owned, directly or indirectly, by the Company, or by one or more Subsidiaries of the Company and, as used in this definition, “voting shares” means shares of a class or classes ordinarily entitled to vote for the election of a majority of the directors of a corporation irrespective of whether or not shares of any other class or classes shall have or might have the right to vote for directors by reason of the happening of any contingency, whether or not such contingency shall have happened;

“this Indenture”, “hereto”, “herein”, “hereby”, “hereunder”, “hereof” and similar expressions refer to this instrument and include any and every instrument supplemental or ancillary hereto or in implementation hereof and the expressions “article”, “section”, “subsection” and “paragraph” followed by a number, letter or both mean and refer to the specified article, section, subsection or paragraph of this Indenture;

“Time of Exercise” means the time that a Warrant is exercised in accordance with the provisions of Section 3.1 hereof;

“trading day” means, with respect to a stock exchange, a day on which such exchange is open for the transaction of business and with respect to the over-the-counter market means a day on which the TSX Venture Exchange is open for the transaction of business;

“Transaction Instruction” means a written order signed by the holder or the Depository entitled to request that one or more actions be taken, or such other form as may be reasonably acceptable to the Warrant Agent, requesting one or more such actions to be taken in respect of an Uncertificated Warrant;

“Transaction Statement” means the statement delivered by or on behalf of the Company and when required by Sections 2.2(2), 2.2(3)and 2.2(4)of this Indenture to the holder, other than the Depository, of an Uncertificated Warrant;

“Uncertificated Warrant” means any Warrant that is not a Certificated Warrant;

“Underwriters” means Canaccord Genuity Corp., GMP Securities L.P., BMO Nesbitt Burns Inc., CIBC World Markets Inc., Scotia Capital Inc., TD Securities Inc., Merrill Lynch Canada Inc., Cormark Securities Inc., Dundee Securities Corporation, Mackie Research Capital Corporation, National Bank Financial Inc., Paradigm Capital Inc. and RBC Dominion Securities Inc. collectively;

“Underwriting Agreement” means the underwriting agreement dated July 9, 2010 between the Company and the Underwriters;

“United States” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

“U.S. Person” means a U.S. person as that term is defined in Regulation S;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Warrant Agent” means Computershare Trust Company of Canada or any lawful successor thereto from time to time under this Indenture;

“Warrant Certificate” means a certificate substantially in the form specified in Schedule “A” or Schedule “B” hereto, as the case may be, evidencing one or more Warrants;

“Warrant Exercise Form” means the exercise form forming part of each Warrant Certificate as more particularly described in Section 3.1(3) hereof;

“Warrant Expiry Date” means the date that is five years after the Closing Date;

“Warrant Expiry Time” means 5:00 p.m. (Pacific Time) on the Warrant Expiry Date;

“Warrantholder”, “holder” or “holder of Warrants” means with respect to the Warrants, a person entered on the register to be maintained under Section 2.9 as the registered holder of a Warrant for the time being; and

“Warrants” means the share purchase warrants of the Company issued hereunder, each exercisable into one Share upon due exercise and payment of the Exercise Price.

1.2                    Meaning of “outstanding” for Certain Purposes

                          Every Uncertificated Warrant, and every certificated Warrant countersigned and delivered by the Warrant Agent hereunder, shall be deemed to be outstanding until the Warrant Expiry Time, or, in the case of a Certificated Warrant, until such Warrant Certificate shall be surrendered to the Warrant Agent upon the exercise thereof pursuant to Article 3, provided however that:

(a)

where a Warrant Certificate has been issued in substitution for a Warrant Certificate which has been partially exercised, lost, stolen or destroyed, the Warrants represented by only one of them shall be counted for the purpose of determining the number of Warrants outstanding; and

(b)

for the purpose of any provision of this Indenture entitling holders of outstanding Warrants to vote, sign consents, requests or other instruments or take any other action under this Indenture, Warrants owned legally or equitably by the Company or any Subsidiary thereof shall be disregarded, except that:

(i)

for the purpose of determining whether the Warrant Agent shall be protected in relying on any such vote, consent, request or other instrument or other action, only the Warrants of which the Warrant Agent has notice that they are so owned by the Company or any Subsidiary shall be so disregarded; and

(ii)

Warrants so owned which have been pledged in good faith other than to the Company or any Subsidiary thereof shall not be so disregarded if the pledgee shall establish to the satisfaction of the Warrant Agent the pledgee’s right to vote the Warrants in his discretion free from the control of the Company or any Subsidiary thereof, as the case may be, and the terms of the pledge thereof as to the right to vote shall govern.

1.3                    Day not a Business Day

                          If the day on or before which any action (other than the exercise of a Warrant) would otherwise be required to be taken or is contemplated to commence hereunder is not a business day, that action will be required to be taken and such procedure will commence on or before the requisite time on the next succeeding day that is a business day.

1.4                    Words Importing the Singular

                          Words importing the singular include the plural and vice versa and words importing a particular gender include all genders.

1.5                    Time of the Essence

                         Time shall be of the essence in this Indenture.

1.6                    Interpretation not Affected by Headings, etc.

                          The division of this Indenture into Articles, and Sections and subsections, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.7                    Applicable Law

                          This Indenture and the Warrants, whether certificated or uncertificated, shall be governed by and construed in accordance with the laws of the province of British Columbia and the federal laws of Canada applicable therein and shall be treated in all respects as British Columbia contracts.

1.8                    Warrant Indenture Legislation

(1)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, the mandatory requirement will prevail.

(2)

Each of the Company and the Warrant Agent will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefits of Applicable Legislation.

1.9                    Severability

                          In the event that any provision hereof shall be determined to be invalid or unenforceable in any respect, such determination shall not affect such provision in any other respect or any other provision hereof, all of which shall remain in full force and effect.

1.10                  Entire Agreement

                          This Indenture constitutes the entire agreement between the parties hereto relating to the subject matter hereof and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties and there are no general or specific warranties, representations or other agreement by or among the parties in connection with the entering into of this Indenture or the subject matter hereof except as specifically set forth herein.

1.11                  Currency

                          Unless otherwise stated, all dollar amounts referred to in this Indenture are references to Canadian dollars.

ARTICLE 2
ISSUE OF WaRRANTS

2.1                    Creation and Issue of Warrants

(1)

A maximum of 23,000,000 Warrants have been created by the Company and authorized for issuance in accordance with the terms and conditions hereof. The Company hereby agrees that up to 23,000,000 Warrants shall be issued in accordance with the terms and conditions hereof, upon conversion of the Subscription Receipts into units consisting of one post-Consolidation Share and 0.4 of one Warrant in accordance with the terms and conditions of the Subscription Receipt Indenture. Warrant Certificates representing the Certificated Warrants shall be certified and delivered by the Warrant Agent to such persons as the Company may direct by written order of the Company, and the Warrant Agent shall and record the name of the Registered Warrantholders on the Warrant register. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

(2)

Subject to adjustment as provided in this Indenture, each whole Warrant issued hereunder will entitle the holder thereof to purchase one Share at any time from and after the Date of Issue of the Warrant to and including the Warrant Expiry Time upon payment of the Exercise Price. Fractional Warrants will not be issued under this Indenture, and any fractional Warrants will be rounded down to the nearest whole Warrant. No purchaser or holder of any Warrant shall be entitled to any cash or other consideration in lieu of any fractional interest in a Warrant or claim thereto.

(3)	The Company hereby represents and warrants that:

	(a)	it has the necessary corporate power to create and issue the Warrants;

	(b)	the execution and delivery of this Indenture, and the creation and issuance of the Warrants in accordance with the terms and conditions hereof, have been duly authorized by the Company;

	(c)	when executed and delivered, this Indenture will be a legal, valid and binding obligation of the Company enforceable against it in accordance with its terms;

	(d)	when issued and countersigned as herein provided, the Warrants will be valid and enforceable against the Company in accordance with their terms; and

	(e)	the Company has duly authorized the allotment and issuance of the appropriate number of Shares upon exercise of the Warrants in accordance with their terms.

2.2                    Form and Terms of Warrants and Transaction Statements

(1)

The Warrants may be issued in both certificated and uncertificated form. Subject to the terms of this Indenture, and other than the Warrants issued to a person in the United States, a U.S. Person, or a person purchasing for the account or benefit of a person in the United States or U.S. Person (who will receive Certificated Warrants), the Warrants will be issued in uncertificated form. All Warrants issued to a person in the United States, a U.S. Person, or a person purchasing for the account or benefit of a person in the United States or U.S. Person shall be evidenced by the Warrant Certificates (including all replacements issued in accordance with this Indenture) substantially in the form set out in Schedule “B” hereto, with such additions, variations or omissions as may be permitted by the provisions of this Indenture or may from time to time be agreed upon between the Company and the Warrant Agent, be dated as of the Issue Date, bear such distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued in the name of the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent in accordance with Section 2.10.

(2)

Transaction Statements in respect of Uncertificated Warrants, other than those for which the Depository is the holder, shall be delivered by the Warrant Agent on behalf of the Company. The Warrant Agent is hereby appointed as sole keeper of the register and as the exclusive agent of the Company for purposes of executing and delivering Transaction Statements and Statements of Account.

(3)

In the case of Uncertificated Warrants, the Company will cause (a) Transaction Statements to be delivered to the holders, other than the Depository, within 5 business days after any original issuance, registration of transfer, exchange, cancellation, or correction or other change in the register (other than a change referred to in clause (b)(ii) below) relating thereto; and (b) Statements of Account to be delivered to the holders, other than the Depository, (i) within 5 business days after a change has been made in the register to reflect a change of name or address of a holder and (ii) as promptly as practicable upon request of a holder of Uncertificated Warrants.

(4)

Any Transaction Statements and Statements of Account required to be delivered hereunder for the Uncertificated Warrants shall be sufficiently delivered if sent by first class mail to the address of the person entitled thereto as shown on the register of holders (with any Statement of Account in respect of a change of address to be sent in duplicate to both the old and new such address).

2.3                    Book Entry Warrants

(1)

Re-registration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by a Depository, as determined by the Company, from time to time. Except as provided in this Section 2.3, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in certificated form or to have their names appear in the register referred to in Section 2.10 herein.

(2)

Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged in whole or in part for Warrants registered, and no transfer of a CDS Global Warrant in whole or in part may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(a)

the Depository notifies the Company that it is unwilling or unable to continue to act as depository in connection with the Book Entry Warrants and the Company is unable to locate a qualified successor;

(b)

the Company determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Company is unable to locate a qualified successor;

	(c)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Company is unable to locate a qualified successor;

	(d)	the Company determines that the Warrants shall no longer be held as Book Entry Warrants through the Depository;

	(e)	such right is required by applicable law, as determined by the Company and the Company’s counsel; or

	(f)	the Warrant is to be Authenticated to or for the account or benefit of a U.S. Person or person in the United States,

in which case the Warrants constituting the CDS Global Warrants shall be issued to the beneficial owners of such Warrants or their nominees as directed by the Warrantholder. The Company shall provide an Officer’s Certificate giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.3(2).

(3)

Subject to the provisions of this Section 2.3, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.8, mutatis mutandis. All such Warrants issued in exchange for CDS Global Warrants shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(4)

Every Warrant Authenticated upon registration of transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, whether pursuant to this Section 2.3 or otherwise, shall be Authenticated in the form of and shall be a CDS Global Warrant unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(5)

Notwithstanding anything to the contrary in this Indenture, and subject to applicable law, the CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depositary or the Company.

(6)

The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by applicable law and agreements between the Depository and the Book Entry Participants and between such Book Entry Participants and such beneficial owners. Such rights must be exercised through a Book Entry Participant in accordance with the rules and Applicable Procedures of the Depository.

(7)	Notwithstanding anything herein to the contrary, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)

the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

	(b)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Participant relating to any such interest; or

(c)

any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Participant.

(8)

The Company may terminate the application of this Section 2.3 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.4                    Issue of Warrants

(1)

Until it has been Authenticated by the Warrant Agent, no Warrant, whether certificated or uncertificated, shall be considered issued, valid or obligatory nor entitle its holder to the benefits of this Indenture. Authentication by the Warrant Agent shall be conclusive evidence as against the Company that the Warrants so Authenticated constitute a legal, valid and binding obligation of the Company and have been duly issued hereunder, and that the holder thereof is entitled to the benefits of this Indenture. Authentication by the Warrant Agent shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrants (except the due Authentication thereof) or as to the performance by the Company of its obligations under this Indenture, and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof.

(2)

Warrant Certificates to be issued and delivered from time to time under this Indenture shall be executed by the Company and countersigned by the Warrant Agent pursuant to or upon the written order of the Company, without the Warrant Agent receiving any consideration therefor, except as otherwise provided herein.

(3)

The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer, partial payment or otherwise) by completing its Internal Procedures and the Company shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrants have been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts.

(4)

Any Warrant Certificate validly issued in accordance with the terms of this Indenture in effect at the time of issue of such Warrant Certificate shall, subject to the terms of this Indenture and applicable law, validly entitle the holder to acquire Shares, notwithstanding that the form of such Warrant Certificate may not be in the form currently required by this Indenture.

(5)

Transaction Statements and Statements of Account are not Warrants or negotiable instruments, but provide prima facie evidence of records kept in the register. In the event of any conflict between the register and Transaction Statements and the Statements of Account, the register shall be conclusive, absent manifest error. Any person to whom one or more Transaction Statements or Statements of Account have been issued in error, or which conflict with, or are not supported by the register (or who should have received but did not receive one or more Transaction Statements or Statements of Account), shall be entitled to all legal remedies but shall not be deemed to be the holder of a Warrant entitled to payments thereon or any benefits under this Indenture except to the extent such person is shown in the register as the holder of an Uncertificated Warrant.

(6)

Recipients of Transaction Statements and Statements of Account will, subject to Section 2.10, be required to express any objections regarding any alleged inaccuracies in Transaction Statements or Statements of Account which adversely affect them to the Warrant Agent in writing (including by electronic mail) within a reasonable time in any event not exceeding 14 business days from the date of actual receipt by the holder. Subject to Section 2.10 all rights of the holder to benefit from the correction of any alleged inaccuracy not expressed in accordance with this Section 2.4 will be deemed irrevocably waived.

2.5                    Warrantholder not a Shareholder

                          Nothing in this Indenture or in the ownership of a Warrant evidenced by a Warrant Certificate, or otherwise, will be construed as conferring on a Warrantholder any right or interest whatsoever as a Shareholder of the Company, including but not limited to any right to vote at, to receive notice of, or to attend, any meeting of Shareholders or any other proceeding of the Company or any right to receive any dividend or other distribution.

2.6                    Execution of Warrant Certificates

                          Each Warrant Certificate shall be dated the Date of Issue and signed by any one director or officer of the Company, whose signature shall appear on the Warrant Certificate and may be engraved, lithographed or otherwise mechanically reproduced thereon, and in such event, certificates so signed are valid and binding upon the Company as if they had been signed manually. Notwithstanding that any of the persons whose signature appears on any Warrant Certificates as one of the officers or directors may no longer, before the certification and delivery of the Warrant Certificate, hold the official capacity in which he signed, any Warrant Certificate signed as aforesaid shall be valid and binding upon the Company when the Warrant Certificate has been countersigned by the Warrant Agent in accordance with Section 2.7 and the registered holder thereof shall be entitled to the benefits of this Indenture.

2.7                    Certification by Warrant Agent

(1)

No Warrant Certificate shall be issued, or if issued, shall be valid or entitle the holder to the benefit hereof until it has been countersigned by the Warrant Agent by being countersigned by or on behalf of the Warrant Agent and the countersignature upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so countersigned has been duly issued hereunder and is a valid obligation of the Company, and that the holder is entitled to the benefit hereof.

(2)

The countersigning by or on behalf of the Warrant Agent on any Warrant Certificate issued hereunder shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants and the Warrant Agent shall in no respect be liable or answerable for the use made of any Warrant Certificate or of the consideration therefor, except as otherwise specified herein. The countersignature of or on behalf of the Warrant Agent shall, however, be a representation and warranty by the Warrant Agent that the Warrant Certificate has been duly countersigned by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture.

2.8                    Exchange of Warrant Certificates

                          The holder of a Warrant Certificate may at any time after the date of issue thereof and before the Warrant Expiry Time, upon surrender thereof to the Warrant Agent at its principal transfer office in the City of Vancouver or at any other place that is designated by the Company with the approval of the Warrant Agent, exchange the same for one or more Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Shares for which the holder may subscribe under the surrendered Warrant Certificate. On each exchange the Warrant Agent may levy a charge sufficient to reimburse it for any tax or other governmental charge required to be paid, which shall be paid by the party requesting the exchange, and, in addition, a reasonable charge for every Warrant Certificate issued upon the exchange and such additional charge may be made to the Company, as a condition precedent thereto. The Company shall execute and the Warrant Agent shall countersign in accordance with Sections 2.6 and 2.7 all Warrant Certificates necessary to carry out exchanges contemplated herein. Warrant Certificates exchanged for Warrant Certificates that bear the legend set forth in section 2.17(2) shall bear the same legend.

2.9                    Issue in Substitution for Lost Certificates

(1)

If a Warrant Certificate becomes mutilated or is lost, destroyed or stolen, the Company, subject to applicable law and subject to subsection (2), will issue and thereupon the Warrant Agent will certify and deliver a new certificate of like denomination, date and tenor as the one mutilated, lost, destroyed or stolen in exchange for and in place of and on surrender and cancellation of the mutilated certificate or in lieu of and in substitution for the lost, destroyed or stolen certificate, and the substituted Warrant Certificate shall entitle the holder thereof to the same rights and benefits and will bear the same legends, if any, as the certificate being replaced and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)

The applicant for the issue of a new certificate pursuant to this section will bear the cost of the issue thereof and in case of loss, destruction or theft will, as a condition precedent to the issue thereof:

(a)

furnish to the Company and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the certificate to be replaced as is satisfactory to the Company and to the Warrant Agent in their discretion;

(b)	furnish an indemnity and security in amount and form satisfactory to the Company and to the Warrant Agent, in their discretion; and

(c)	pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

2.10                  Register of Warrants

(1)

The Warrant Agent or such other registrar as the Company, with the approval of the Warrant Agent, may appoint, shall maintain at the principal office of the Warrant Agent in the City of Vancouver or at such other place or places, if any, as the Company may designate with the approval of the Warrant Agent, records and accounts concerning the Warrants, whether certificated and uncertificated, which records shall contain the information specified below, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. Without limitation, the information to be entered for each account in the register of Warrants at any time shall include:

	(a)	the name and address of the holder of the Warrants;

	(b)	the date of Authentication and the number of Warrants;

	(c)	if a Certificated Warrant, the unique number or code assigned to and imprinted thereon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

	(d)	whether such Warrant has been cancelled; and

	(e)	a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

(2)

The register shall be available for inspection by the Company and any Warrantholder during the Warrant Agent’s regular business hours on a business day and upon payment to the Warrant Agent of its reasonable fees. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Company and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(3)

Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect to such Warrant at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Company and the Warrant Agent plus interest, at an appropriate then-prevailing rate of interest to the Warrant Agent, sustained by the Company or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Company or to the Warrant Agent.

(4)

The Company and the Warrant Agent will deem and treat the Registered Warrantholder as the absolute owner thereof for all purposes and neither the Company nor the Warrant Agent shall be affected by any knowledge or notice to the contrary, except where the Company or the Warrant Agent is required to take notice by applicable law or by order of a court of competent jurisdiction.

2.11                  Transfer of Warrants

(1)

No transfer of a Warrant shall be valid unless entered on the register kept by the Warrant Agent (a) in the case of a Certificated Warrant, upon surrender of the Warrant Certificate representing such Warrant together with a duly-executed transfer form as set forth in Schedule “A” or Schedule “B” hereto; (b) in the case of Book Entry Warrants, in accordance with Applicable Procedures prescribed by the Depository under the book entry registration system; (c) in the case of Uncertificated Warrants, upon submission to the Warrant Agent of a duly-executed Transaction Instruction or such other instructions in a form satisfactory to the Warrant Agent; and in all circumstances (d) upon compliance with:

	(a)	the conditions herein;

	(b)	such reasonable requirements as the Warrant Agent or other registrar may prescribe; and

	(c)	all applicable Securities Laws and requirements of regulatory authorities.

Upon compliance with the foregoing requirements, the Warrant Agent shall issue to the transferee of a Certificated Warrant, a Warrant Certificate, and to the transferee of an Uncertificated Warrant, an Uncertificated Warrant (or it shall Authenticate and deliver a Certificated Warrant instead, subject to the approval of the Company), representing the Warrants transferred. The transferee of a Book Entry Warrant shall be recorded through the relevant Book Entry Participant in accordance with the book entry registration system as the entitlement holder in respect of such Warrants.

(2)

The registered holder of Warrants may at any time and from time to time have the registration of the Warrants transferred from the register in which the registration thereof appears to another authorized register upon compliance with such reasonable requirements as the Warrant Agent or other registrar may prescribe.

(3)

The Company shall also cause to be kept by and at the principal office of the Warrant Agent in the City of Vancouver and by the Warrant Agent or such other registrar as the Company may appoint, with the approval of the Warrant Agent, at such other place or places, if any, as the Company may designate with the approval of the Warrant Agent, registers in which all transfers of Warrants and the date and other particulars of each transfer shall be set out.

(4)

The transferee of Warrants shall, after the Warrant Certificate and the appropriate form of transfer are lodged with the Warrant Agent or other registrar and upon compliance with all other conditions in that behalf required by this Indenture or by law, be entitled to be entered on one of the registers as the owner of the Warrants free from all equities or rights of set-off or counterclaim between the Company and his transferor or any previous holder of the Warrants, save in respect of the equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction or by applicable law. The receipt by the registered holder of Warrants of the Shares purchasable pursuant thereto will be a good discharge to the Company and the Warrant Agent therefor and neither the Company nor the Warrant Agent will be bound to inquire into the title of the holder except as aforesaid.

(5)

Subject to applicable law, neither the Company nor the Warrant Agent nor any registrar shall be bound to take notice of or see to the execution of any trust, whether express, implied or constructive, in respect of any Warrant or Warrant Certificate, and may transfer the same on the direction of the person registered as the holder thereof, as though that person were the beneficial owner thereof.

(6)

The registers required to be kept in the City of Vancouver shall at all reasonable times be open for inspection by the Company or any Warrantholder. The Warrant Agent and every registrar shall from time to time when requested to do so by the Company, by the Warrant Agent or by a Warrantholder, furnish the Warrant Agent or upon payment by the Company or Warrantholder of a reasonable fee, the Company or the Warrantholder, as the case may be, with a list of names and addresses of holders of Warrants entered on the registers kept by them and showing the number of Warrants held by each such holder.

2.12                  Evidence of Ownership

                          With respect to Certificated Warrants, upon receipt of a certificate of any bank, trust company or other depositary satisfactory to the Warrant Agent stating that the Warrants specified therein have been deposited by a named person with such bank, trust company or other depositary and will remain so deposited until the expiry of the period specified therein, the Company and the Warrant Agent may treat the person so named as the owner, and such certificate as sufficient evidence of the ownership by such person of such Warrant during such period, for the purpose of any requisition, direction, consent, instrument or other document to be made, signed or given by the holder of the Warrant so deposited.

                          The Company and the Warrant Agent may accept as sufficient evidence of the fact and date of the signing of any requisition, direction, consent, instrument or other document by any person (i) the signature of any officer of any bank, trust company, or other depositary satisfactory to the Warrant Agent as witness of such execution, (ii) the certificate of any notary public or other officer authorized to take acknowledgements of deeds to be recorded at the place where such certificate is made that the person signing acknowledged to him the execution thereof, (iii) a statutory declaration of a witness of such execution, or (iv) any other documentation satisfactory to the Company and the Warrant Agent.

2.13                  Enforcement of Rights of Warrantholders

(1)

All or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or by the terms of this Indenture may be enforced by such Warrantholder by appropriate legal proceedings, but subject to the rights which are hereby conferred upon the Warrant Agent and subject to the provisions of Section 7.1. The Warrant Agent shall also have the power at any time and from time to time to institute, in its own name or on behalf of the Warrantholders, and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect the interests of the Warrantholders.

(2)

No recourse under or upon any obligation, covenant or agreement contained in this Indenture or in the Warrant Certificates shall be had against any shareholder, officer or director, past, present or future, of the Company or of any of its Subsidiaries or of any successor corporation or any subsidiary, either directly or through the Company, or the Subsidiaries or otherwise, by any legal or equitable proceeding by virtue of any statute or otherwise.

(3)

This Indenture and the Warrants issued hereunder are solely obligations of the Company and no personal liability whatsoever shall attach to or be incurred by the shareholders, officers or directors, past, present or future, of the Company, or of any of its Subsidiaries, or any successor corporations, under or by reason of the obligations, covenants or agreements contained in this Indenture or in the Warrant Certificates; and any personal liability of any nature whatsoever either at common law, in equity or by statute, and any right or claim against any such shareholder, officer or director are hereby expressly waived as a condition of and as consideration for the execution of this Indenture and the issue of the Warrants.

2.14                  Warrants to Rank Pari Passu

                          Except as otherwise provided herein, all Warrants will rank pari passu, whatever may be the actual dates of issue thereof.

2.15                  Notice to Warrantholders

(1)

Unless herein otherwise expressly provided, a notice to be given hereunder to Warrantholders will be deemed to be validly given if the notice is sent by ordinary mail or air mail, postage prepaid, addressed to the holders or delivered by hand or prepaid courier (or so mailed to certain holders and so delivered to the other holders) at their respective addresses appearing on any of the registers above mentioned. The Warrant Agent shall give, in the same manner as for Warrantholders set out above, a copy of each such notice to Canaccord Genuity Corp., Attention: Jens Mayer (Facsimile No. (416) 869-3876), with a copy to Blake, Cassels & Graydon LLP, Attention: Bob Wooder (Facsimile No. (604) 631-3309). Any notice so given by mail or so delivered by hand shall be deemed to have been given on the fifth business day after it has been mailed or on the day upon which it has been delivered, respectively, or if sent by facsimile on the first business day following the transmission, as the case may be. In determining under any provision hereof the date when notice of any meeting or other event must be given, the date of giving the notice shall be included and the date of the meeting or other event shall be excluded. Accidental error or omission in giving notice or accidental failure to mail notice to any Warrantholder shall not invalidate any action or proceeding founded thereon.

(2)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, a notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered personally to such Warrantholders or if delivered to the address for such Warrantholders contained in the register of Warrants maintained by the Warrant Agent, by telecopy or other means of prepaid transmittal and recorded communication.

(3)	Any mailings to or from outside of Canada shall be made by postage prepaid mail or by prepaid courier.

2.16                  Notice to the Company or the Warrant Agent

(1)

Unless herein otherwise expressly provided, a notice to be given hereunder to the Company or the Warrant Agent will be validly given if delivered or if sent by postage prepaid mail or if transmitted by facsimile:

(a)	if to the Company:

Mala Noche Resources Corp.
885 West Georgia Street, Suite 1500
Vancouver, British Columbia
V6C 3E8

Attention:                    Wade Nesmith
Facsimile:                     (604) 639-2148

with a copy, which shall not constitute notice to the Company, to:

Lang Michener LLP
Barristers and Solicitors
PO Box 11117, Royal Centre
1500 – 1055 West Georgia Street
Vancouver, British Columbia
V6E 4N7

Attention:                    Stephen Wortley
Facsimile:                     (604) 561-3948

(b)	if to the Warrant Agent:

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, British Columbia
V6C 3B9

Attention:                    Manager, Corporate Trust
Facsimile:                     (604) 661-9403

and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery or, if mailed, on the fifth business day following the day of the mailing of the notice, or if transmitted by facsimile, on the first business day following the transmission.

(2)

The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection (1) of a change of address which, from the effective date of the notice and until changed by like notice, will be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture.

(3)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, a notice to be given to the Warrant Agent or to the Company hereunder by registered mail could reasonably be considered unlikely to reach or to be delayed in reaching its destination, the notice will be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection (1) by cable, facsimile, telegram, or other means of prepaid transmitted, recorded communication, and any notice delivered in accordance with the foregoing will be deemed to have been received on the date of delivery to the officer or if delivered by cable, facsimile, telegram, telex or other means of prepaid, transmitted, recorded communication, on the first business day following the date of the sending of the notice.

(4)	Any mailings to or from outside of Canada shall be made by airmail, postage prepaid or by prepaid courier.

2.17                  Transfer Restrictions and Legends

(1)

The Warrant Agent understands and acknowledges that the Warrants and the Shares issuable upon exercise of the Warrants have not been and will not be registered under the U. S. Securities Act or the securities laws of any state of the United States.

(2)

Each Warrant Certificate issued in the United States or to a U.S. Person, or to a person acting for the account or benefit of a U.S. Person or a person in the United States, and all certificates issued in exchange thereof or in substitution thereof, until such time as it is no longer required under the applicable requirements of the U.S. Securities Act or applicable U. S. state laws and regulations, shall bear the following legend:

“THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE "U.S. SECURITIES ACT"). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.”

In addition, upon exercise of any Warrants, certificates representing Shares issued in the United States or to a U.S. Person, or to a person acting for the account or benefit of a U.S. Person or a person in the United States, and all certificates issued in exchange therefor or in substitution thereof, until such time as it is no longer required under the applicable requirements of the U.S. Securities Act or applicable U.S. state laws and regulations, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES, IN COMPLIANCE WITH (I) THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (II) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (C)(II) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that:

(i)

if, at the time the Company is a “foreign issuer” (as defined in Regulation S), the Warrants or the Shares, as the case may be, are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with local laws and regulations, the legend may be removed by providing a declaration to the Company and, in the case of the Warrants, to the Warrant Agent, and, in the case of the Shares, to the Company’s transfer agent, in the form attached as Appendix “C” to Schedule “B” to this Indenture, to the effect that the securities are being sold in compliance with Rule 904 of Regulation S, together with any documentation as may be required by the Company, the Warrant Agent, or the Company’s transfer agent, as the case may be, to the effect that an exemption from the registration requirements of the U.S. Securities Act is available; and

(ii)

if any such securities are being sold other than in compliance with Rule 904 of Regulation S, the legend may be removed by delivery to the Company and, in the case of the Warrants, to the Warrant Agent, and, in the case of the Shares, to the Company’s transfer agent, of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

The Company shall use its best efforts to cause the Warrant Agent or the transfer agent, as the case may be, to remove such legend, and to deliver a certificate which does not bear such legend, within three business days of the receipt of such a declaration, or, in the case of Warrants or Shares being sold other than in compliance with Rule 904 of Regulation S, receipt of the opinion of counsel.

(3)

The Warrant Agent acknowledges that (i) the Warrants evidenced by any Warrant Certificate which includes the legend set forth in subsections 2.17(2) above, or (ii) any Share certificate issued with respect to an exercise of Warrants which includes the legend set forth in subsection 2.17(2) above, may not be transferred except pursuant to registration or compliance with exemptions therefrom under the U.S. Securities Act and all applicable state securities laws, and the Warrant Agent agrees not to register any transfer of the Warrants or Shares so legended unless, in addition to the other requirements set forth herein:

(a)

the transferor has executed and delivered to the Warrant Agent a declaration in the form referred to in subsection 2.17(2) (or as the Company may otherwise prescribe) to the effect that the transfer is being made pursuant to Rule 904 of Regulation S under the U.S. Securities Act, and in such case the Warrant Certificate or Share certificate issued to the transferee shall not include the legend set forth in subsection 2.17(2) unless the Company has, before the issuance thereof, informed the Warrant Agent in writing that it has ceased to be a “foreign issuer” as defined in Rule 902 under the U.S. Securities Act; or

(b)

the transferor has delivered to the Warrant Agent and the Company an opinion of counsel to the effect that the transfer is in compliance with the requirements of the U.S. Securities Act and all applicable state securities laws, and the Company has confirmed in writing to the Warrant Agent that such opinion is satisfactory to the Company, and in such case the Warrant Certificate or Share certificate issued to the transferee shall include the legend set forth in subsection 2.17(2) unless such opinion states that the legend is no longer required; or

(c)

the Company has confirmed in writing to the Warrant Agent that it has received other evidence satisfactory to it that the transfer is in compliance with the requirements of the U.S. Securities Act and all applicable state securities laws, and has instructed the Warrant Agent regarding the inclusion or omission of (i) the legends set forth in subsection 2.17(2) on the Warrant Certificate issued to the transferee or (ii) the legend set forth in subsection 2.17(2) on the Share certificate issued to the transferee; or

	(d)	the transferee is the Company.

2.18                  Reliance by the Warrant Agent

                          The Warrant Agent shall have no obligation to ensure or verify compliance with any applicable laws or regulatory requirements on the issue, exercise or transfer of any Warrants or any Shares issuable upon the exercise thereof, provided such issue, exercise or transfer, as the case may be, is effected in accordance with the terms of this Indenture. The Warrant Agent shall be entitled to process all transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all applicable laws and regulatory requirements. The Warrant Agent may assume for the purposes of this Indenture that any address on the register of the Warrantholders is the holder’s actual address and is also determinative as to residency and that the address of any transferee to whom any Shares or Warrants are to be registered, as shown on the transfer document, is the transferee’s residency. The Warrant Agent shall have no obligation to ensure that legends appearing on the Share certificates or Warrant Certificates comply with regulatory requirements or securities laws of any applicable jurisdiction, but shall ensure that the applicable legends required to be placed on the certificates evidencing the Shares and Warrants pursuant to this Indenture are placed thereon.

ARTICLE 3
EXERCISE OF WARRANTS

3.1                    Method of Exercise of Warrants

(1)	Each Warrant may be exercised by the holder thereof at any time on or after the Date of Issue, but not after the Warrant Expiry Time, upon the terms and subject to the conditions set forth herein.

(2)

Subject to and upon compliance with the provisions of this Article, the holder of any Warrant Certificate may exercise the right of purchase therein provided for by surrendering the Warrant Certificate to the Warrant Agent at its principal transfer office in the City of Vancouver or at such additional place or places as may be designated by the Company from time to time with the approval of the Warrant Agent during normal business hours on a business day at that place before the Warrant Expiry Time, together with the Warrant Exercise Form duly completed and executed by the holder for the number of Shares which the holder desires to purchase and payment of the aggregate Exercise Price applicable at the time of the surrender calculated in accordance with the provisions of this Indenture. The aggregate Exercise Price for Shares subscribed for under the Warrants shall be paid by certified cheque, bank draft or money order payable to or to the order of the Company at par at the city where the Warrant Certificate is surrendered. Surrender of a Warrant Certificate with the Warrant Exercise Form duly completed and payment of the aggregate Exercise Price will be deemed to have been effected, and Warrants shall be deemed to have been exercised, only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at one of the offices specified in this section.

(3)

Every Warrant Exercise Form shall be signed by the holder of Certificated Warrants who desires to exercise in whole or in part the right of purchase therein provided for; shall specify the number of Shares that such holder wishes to purchase (being not more than he is entitled to purchase under the applicable Warrant Certificate), the person or persons in whose name or names the Shares which such holder desires to purchase are to be issued and his or their address or addresses and the number of Shares to be issued to each such person, and if more than one is so specified, the form shall have one of the boxes in the Warrant Exercise Form checked; and shall be substantially in the form set out in the Warrant Certificate.

(4)

Subject to and upon compliance with the terms of this Article, a beneficial holder of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system may exercise the right of purchase by causing a Book Entry Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise the Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the Exercise Price, the Depository shall deliver to the Warrant Agent a Transaction Instruction confirming its intention to exercise Warrants in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system, and notwithstanding Section 3.1(2), shall electronically confirm only that the beneficial holder, at the time of exercise of such Warrants, (i) is not in the United States; (ii) is not a U.S. Person and is not exercising these Warrants on behalf of or for the account or benefit of a U.S. Person or person in the United States; and (iii) did not execute or deliver the subscription form in the United States. Each Warrant Certificate originally issued to a person, other than a U.S. Person, a person in the United States, or a person for the account or benefit of a U.S. Person or a person in the United States, as well as all certificates issued in exchange for or in substitution of the foregoing securities shall bear the following legend:

“THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE WARRANTS REPRESENTED HEREBY MAY NOT BE EXERCISED BY ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE US SECURITIES ACT.”

(5)

Payment representing the Exercise Price must be provided to the appropriate office of the Book Entry Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Participant and payment from such beneficial holder should be provided to the Book Entry Participant sufficiently in advance so as to permit the Book Entry Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver notice and payment to the Warrant Agent prior to the Warrant Expiry Time. The Depository will initiate the exercise by way of the Transaction Instruction and will forward the Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to the Depository through the book entry registration system the Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Participant exercising the Warrants on its behalf.

(6)

By causing a Book Entry Participant to deliver notice to the Depository, a Warrantholder shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book Entry Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Shares in connection with the obligations arising from such exercise.

(7)

Any notice which the Depository determines to be incomplete, not in proper form, or not duly-executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Company or Warrant Agent to the Book Entry Participant or the Warrantholder.

(8)

Any exercise form or other Transaction Instruction referred to in this Section 3.1 shall be signed by the Registered Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Registered Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form need not be executed by the Depository.

(9)

Any exercise referred to in this Section 3.1 shall require that the entire Exercise Price for Shares subscribed must be paid at the time of subscription and such Exercise Price and original exercise form or other Transaction Instruction executed by the Registered Warrantholder or the Depository must be received by the Warrant Agent prior to the Warrant Expiry Time.

(10)

Notwithstanding the foregoing in this Section 3.1, Warrants may only be exercised pursuant to this Section 3.1 by or on behalf of a Registered Warrantholder, except the Depository or Warrantholder, as applicable, who makes the certifications set forth on the applicable Warrant Exercise Form set out in Schedule “A” and Schedule “B”.

(11)	If the form of exercise notice set forth in the Warrant Certificate shall have been amended, the Company shall cause the amended exercise notice to be forwarded to all Registered Warrantholders.

(12)

Exercise notices and Transaction Instructions must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any business day prior to the Warrant Expiry Time. Any exercise notice or Transaction Instruction received by the Warrant Agent after business hours on any business day other than the Warrant Expiry Date will be deemed to have been received by the Warrant Agent on the next following business day.

(13)

Any Warrant with respect to which a Transaction Instruction is not received by the Warrant Agent before the Warrant Expiry Time on the Expiry Date shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

(14)

If any Shares subscribed for are to be issued to a person or persons other than the Warrantholder, the Warrantholder must pay to the Company or to the Warrant Agent on his behalf an amount equal to all applicable transfer taxes or other government charges, and the Company will not be required to issue or deliver any certificate evidencing any Shares unless or until that amount has been so paid or the Warrantholder has established to the satisfaction of the Company that the taxes and charges have been paid or that no taxes or charges are owing.

(15)

The Warrants and the Shares issuable upon exercise thereof have not been registered under the U.S. Securities Act or the securities law of any state of the United States, and the Warrants may not be exercised within the United States, or by, or for the account or benefit of, a U.S. Person or a person in the United States, unless the Shares are registered under the U.S. Securities Act and the securities laws of all applicable states of the United States, or an exemption from such registration requirements is available. No exercise of any Warrants shall be effective, and no certificate representing Shares shall be issued pursuant to the exercise of Warrants, unless the appropriate box on the Warrant Exercise Form is selected specifying one of the following:

(a)

the holder is not in the United States or a U.S. Person, is not exercising the Warrants on behalf of a U.S. Person or a person in the United States, and did not execute or deliver the Warrant Exercise Form in the United States;

(b)

the holder is an Original U.S. Purchaser that remains an Accredited Investor and is exercising the Warrants on its own behalf and not for the account or benefit of any other person in which case the holder shall, concurrent with exercise of the Warrants, provide a letter in substantially the form set out in Schedule “C” hereto; or

(c)

the holder is resident in the United States or is a U.S. Person and provides an opinion of counsel of recognized standing in form and substance satisfactory to the Company to the effect that registration under the U.S. Securities Act and applicable state securities laws is not required.

The certificates representing any Shares issued in connection with the exercise of Warrants pursuant to clause (b) or (c) of this Section 3.1(15) shall bear the second legend set forth in Section 2.17(2) of this Indenture. No certificates for Shares shall be registered or delivered to an address in the United States unless the holder complies with clause (b) or (c) of this Section 3.1(15) .

3.2                    Effect of the Exercise of Warrants

(1)

Subject to subsection (2) and Section 3.8, on exercise of a Warrant, the Company shall cause to be issued to the person or persons in whose name or names the Shares so subscribed for are to be issued as specified in the Warrant Exercise Form, the number of Shares to be issued to such person or persons and such person or persons shall become a Shareholder or Shareholders of the Company in respect of those Shares with effect from the date on which the Warrant is exercised and shall be entitled to delivery of a certificate or certificates evidencing the Shares and the Company shall cause the certificate or certificates, or in the case of Shares issued under the book entry registration system, any other appropriate evidence of the issuance of Shares to be mailed by insured mail or delivered as specified to such person or persons (or, if applicable, the trustee under the registered retirement savings plan which holds the Shares) at the address or addresses specified in the Warrant Exercise Form within five business days of the date on which the Warrant is exercised.

(2)

Notwithstanding any provision herein contained to the contrary, the Company shall not be required to deliver certificates for Shares in any period while the share transfer books of the Company are closed and, in the event of the exercise of any Warrant during any such period, the Shares subscribed for shall be issued and such person shall be deemed to have become the holder of record of such Shares on the date on which such share transfer books are opened.

3.3                    Partial Exercise of Warrants

                          A Warrantholder may subscribe for and purchase any lesser number of Shares than the number of Shares to which such holder is entitled upon the exercise of the Warrants held by such holder, in which case the Warrantholder, if a holder of Certificated Warrants, shall be entitled to receive forthwith a new Warrant Certificate in respect of the Shares purchasable under the original Warrant Certificate and not then subscribed for and purchased, and the Warrant Agent shall issue a new Warrant Certificate to such holder upon surrender of the original Warrant Certificate, if satisfied that the new Warrant Certificate is properly issuable.

3.4                    Cancellation of Warrants

                          All Warrants exercised as provided in Section 3.1, partially exercised as provided in Section 3.3, or all Warrant Certificates exchanged for other Warrants as provided in Section 2.8 or otherwise surrendered to the Warrant Agent shall be cancelled and either held by the Warrant Agent until termination of this Indenture or resignation of the Warrant Agent or destroyed by the Warrant Agent at the direction of the Company and, if required by the Company, the Warrant Agent shall furnish the Company with a certificate as to the destruction.

3.5                    Expiration of Warrants

                          After the Warrant Expiry Time, all rights under this Indenture (except to the extent that a Warrantholder has not received the Shares subscribed for by it prior to the Warrant Expiry Time in which instance the Warrantholders’ rights hereunder shall continue until it has received such Shares) and under any Warrant that has not been exercised shall wholly cease and terminate and in the case of Certificated Warrants, the Warrant Certificate therefor shall be wholly void and of no effect.

3.6                    Adjustment of the Exercise Price and Subscription Rights

(1)	In this section, the terms “record date” and “effective date” where used herein, shall mean the close of business on the relevant date.

(2)	If and whenever at any time from the date hereof until the Warrant Expiry Time, except as it relates to the Consolidation, the Company:

(a)

issues Shares or Convertible Securities to all or substantially all of the holders of Shares by way of stock dividend or other distribution, other than: a dividend paid in the ordinary course, or a distribution of Shares upon the exercise of the Warrants pursuant to the exercise of directors, officers or employee stock options granted under the Company’s stock option plan;

	(b)	subdivides, redivides or changes the outstanding Shares into a greater number of shares, or

	(c)	consolidates, combines or reduces the outstanding Shares into a lesser number of shares,

(each of such events being herein called a “Share Reorganization”), the Exercise Price will be adjusted effective immediately on the record date for the dividend or, in the case of a subdivision, redivision, change, combination, consolidation or reduction, effective immediately on the record date, or the effective date if no record date is fixed, to the number that is the product of:

(d)	the Exercise Price in effect immediately before that effective date or record date; and

(e)	the fraction of which:

	(i)	the numerator is the total number of Shares outstanding on that effective date or record date before giving effect to the Share Reorganization, and

(ii)

the denominator is the total number of Shares that are or would be outstanding immediately after that effective date or record date after giving effect to the Share Reorganization and assuming all Convertible Securities issued as part of the Share Reorganization had then been converted into or exchanged for Shares or all rights to acquire Shares had then been exercised.

For the purpose of determining the number of Shares outstanding at any particular time there shall be included that number of Shares which would have resulted from the conversion or exchange at that time of all Convertible Securities of the Company (other than any Convertible Securities issued to holders of Shares by way of a stock dividend or other distribution and otherwise included in computing the denominator in clause (ii) hereof). Shares (and Shares issuable upon conversion or exchange of Convertible Securities) issued or to be issued under a Share Reorganization shall be deemed to be outstanding on the record date or effective date for such Share Reorganization for the purpose of calculating the number of outstanding Shares under subsections (3) and (5). To the extent that any Convertible Securities issued to holders of Shares by way of a stock dividend or other distribution are not so converted or exchanged into or for Shares before the expiration of the right to do so, the conversion price shall then be readjusted to the conversion price which would then be in effect based upon the number of Shares actually issued upon the conversion or exchange of the Convertible Securities.

For greater certainty, the Exercise Price specified in section 1.1 is for Shares on a post-Consolidation basis. The Consolidation shall not constitute a Share Reorganization resulting in an adjustment to the Exercise Price pursuant to this subsection 3.6(2) .

(3)

If and whenever at any time from the date hereof to the Warrant Expiry Time, the Company shall fix a record date for the issuance or distribution of rights, options or warrants to all or substantially all of the holders of the outstanding Shares entitling them, for a period expiring not more than 45 days after the record date, to subscribe for or purchase Shares or Convertible Securities at a price per Share (or having a conversion price per Share) less than 95% of the Current Market Price on the record date (any such issuance being herein called a “Rights Offering”), the Exercise Price will be adjusted on the record date for the Rights Offering to the number which is the product of the Exercise Price in effect immediately before the record date and the fraction:

(i)

the numerator of which shall be the total of (A) the number of Shares outstanding immediately before the record date and (B) a number of Shares equal to the number arrived at by multiplying the total number of additional Shares offered for subscription or purchase or into or for which the total number of Convertible Securities so offered are convertible or exchangeable by the quotient obtained by dividing the purchase or subscription price for each Share offered for subscription or purchase or the conversion price for each Convertible Security so offered by such Current Market Price for the Shares, and

(ii)

the denominator of which shall be the total number of Shares outstanding immediately before such record date plus the total number of additional Shares offered for subscription or purchase or into or for which the total number of Convertible Securities so offered are convertible or exchangeable.

The adjustment shall be made successively whenever a record date is fixed, and shall become effective immediately after the record date for determination of shareholders entitled to receive such Shares or Convertible Securities, provided that if two or more such record dates or dates of announcement, as applicable, referred to in subsection (3) are fixed within a period of 35 trading days, the adjustment shall be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any rights, options or warrants are not so issued or any of the rights, options or warrants so issued are not exercised before the expiration thereof, or any Convertible Securities are not so converted into or exchanged for Shares before the expiration of the right to do so, the Exercise Price will be readjusted to the Exercise Price in effect immediately before the record date, and the Exercise Price will be further adjusted based upon the number of additional Shares actually delivered upon the exercise of the rights, options or warrants, or issued upon the conversion or exchange of the Convertible Securities, as the case may be.

(4)

If and whenever at any time from the date hereof to the Warrant Expiry Time, the Company shall fix a record date for the issue of rights, options or warrants to all or substantially all the holders of the outstanding Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Shares or Convertible Securities at a price per Share (or having a conversion price per Share) not less than 95% of the Current Market Price on the record date, the Exercise Price will not be adjusted.

(5)

If and whenever at any time from the date hereof to the Warrant Expiry Time the Company shall fix a record date for the making of an issue or distribution to all or substantially all the holders of its outstanding Shares of (a) shares or securities of any class, excluding Shares or Convertible Securities referred to in paragraph 2(a), whether of the Company or any other corporation, or (b) rights, options or warrants, excluding those referred to in subsection (3) or (4), or (c) evidences of its indebtedness, or (d) property, cash or other assets, excluding dividends in the ordinary course or property distributed in lieu thereof at the option of the Shareholders (any of such events being herein called a “Special Distribution”) then, in each such case, the Exercise Price shall be adjusted on the record date to the number that is the product of the Exercise Price in effect immediately before the record date and the fraction:

(i)

the numerator of which shall be the total number of Shares outstanding immediately before the record date multiplied by the Current Market Price on the day immediately before such record date, less the aggregate fair market value (as determined by the Directors, subject to prior written approval of the Exchange which determination, absent manifest error, shall be conclusive) of the shares or rights, options or warrants or evidence of indebtedness or property, cash or assets so distributed pursuant to such Special Distribution, and

(ii)	the denominator of which shall be the total number of Shares outstanding immediately before the record date multiplied by such Current Market Price.

The adjustment shall be made successively whenever a record date is fixed, and shall become effective immediately after the record date for the determination of Shareholders entitled to receive such Special Distribution, provided that if two or more such record dates or dates of announcement, as applicable, referred to in subsection (5) are fixed within a period of 35 trading days, the adjustment shall be made successively as if each of such record dates occurred on the earliest of such record dates. To the extent that any Special Distribution is not so made, the Exercise Price shall then be readjusted to the Exercise Price which would then be in effect if the record date had not been fixed or to the Exercise Price which would then be in effect based upon the shares or rights, options or warrants or evidences of indebtedness or property, cash or assets actually distributed, as the case may be.

(6)

On any adjustment of the Exercise Price pursuant to subsection (2), (3) or (5), including any readjustment, the number of Shares purchasable on exercise of a Warrant will be adjusted, effective at the same time as the adjustment of the Exercise Price, by multiplying the number of Shares so purchasable immediately before the adjustment by a fraction, the numerator of which shall be the Exercise Price in effect immediately before the adjustment and the denominator of which shall be the Exercise Price resulting from such adjustment.

(7)	Subject to the prior written approval of the Exchange if and whenever at any time from the date hereof to the Warrant Expiry Time there is:

(a)

a reclassification or redesignation of the Shares outstanding, a change of Shares into other shares or securities, or any other capital reorganization of the Company except as described in subsections (2), (3) and (5),

(b)

a consolidation, merger, arrangement or amalgamation of the Company with or into another body corporate or other entity resulting in a reclassification or redesignation of outstanding Shares or a change of Shares into other shares or securities, or

	(c)	a transaction whereby all or substantially all the Company’s undertaking and assets become the property of another corporation or other entity,

(any of those events being herein called a “Corporate Reorganization”), a holder who thereafter exercises Warrants will be entitled to receive and will accept, for the Exercise Price then in effect, in lieu of the Shares (and any other securities to which Warrantholders are then entitled on the exercise of Warrants) to which he would otherwise have been entitled on exercise immediately before the Corporate Reorganization, the kind and amount of shares or other securities or property (including cash) that he would have been entitled to receive as a result of the Corporate Reorganization if, on the effective date thereof, he had been the holder of the number of Shares (and any other securities to which Warrantholders are then entitled on the exercise of Warrants) to which he would have been entitled on the exercise of the Warrant or Warrants immediately before the Corporate Reorganization.

(8)

As a condition precedent to taking any action that would require an adjustment pursuant to subsection (7), the Company will take all action that, in the opinion of counsel, is necessary in order that the Company, any successor or any successor to its assets and undertaking, shall be obligated to and may validly and legally issue as fully paid and non- assessable all the Shares or other shares or securities or property to which Warrantholders will be entitled on the exercise of Warrants thereafter.

(9)

Subject to the prior written consent of the Exchange, if necessary as a result of any Corporate Reorganization, appropriate adjustments will be made in the application of the provisions set forth in this Article 3 with respect to the rights and interests of Warrantholders to the end that the provisions set forth in this Article 3 will thereafter correspondingly be made applicable as nearly as may reasonably be possible to any shares or other securities or property thereafter deliverable on the exercise of a Warrant. Any such adjustment will be made by and set forth in an amendment hereto approved by the Directors and by the Warrant Agent, each acting reasonably, and will for all purposes, absent manifest error, be conclusively deemed to be an appropriate adjustment.

(10)

Subject to the prior written consent of the Exchange, if the purchase price provided for in any right, warrant or option issued in connection with a Rights Offering is decreased, or the conversion price for Convertible Securities issued in connection with a Share Reorganization is increased, the Exercise Price shall forthwith be changed to whatever Exercise Price would have been obtained had the adjustment made in connection with the issuance of all such rights, warrants, options or Convertible Securities been made upon the basis of the purchase price as so decreased or the conversion price as so increased, provided that the provisions of this subparagraph shall not apply to any increase or decrease resulting from provisions in any rights, warrants, options or securities designed to prevent dilution if the increase or decrease shall not have been proportionately greater than the change, if any, in the Exercise Price to be made at the same time pursuant to the provisions of this section.

(11)

Subject to the prior written consent of the Exchange, if and whenever at any time before the Warrant Expiry Time the Company shall take any action affecting or relating to the Warrants, other than any action described in this section, which in the opinion of the Warrant Agent, acting reasonably and in good faith, based upon the opinion of counsel, would prejudicially affect the rights of any holders of Warrants, the Exercise Price will be adjusted in such manner, if any, and at such time, as the Warrant Agent, may in its sole discretion determine to be equitable in the circumstances to such holders.

3.7                    Adjustment Rules for Exercise Price

                          The following rules and procedures will be applicable to adjustments made pursuant to Section 3.6:

(a)

the adjustments and readjustments provided for in Section 3.6 shall be cumulative and, subject to paragraph (b), will apply (without duplication) to successive issues, subdivisions, combinations, consolidations, distributions and other events that require an adjustment;

(b)

no adjustment in the Exercise Price, or resulting adjustment in the number of Shares issuable on exercise of Warrants, will be made unless the adjustment would result in a change of at least 1% in the prevailing Exercise Price and the number of Shares purchasable upon the exercise of the Warrants would change by at least one one-hundredth of a Share; provided, that any adjustment that would have been required to be made except for the provisions of this paragraph will be carried forward and taken into account in the next adjustment;

(c)

no adjustment will be made in respect of an event described in paragraph 3.6(2)(a) or subsections 3.6(3) or 3.6(5) if the Warrantholders are entitled to participate in the event on the same terms, mutatis mutandis, as if they had exercised their Warrants immediately before the effective date of or record date for the event, such participation being subject to the prior written consent of the Exchange if so required;

(d)	for the purposes of subsections (2), (3), (4) and (5) of Section 3.6, there will be deemed not to be outstanding:

	(i)	any Share owned by or held for the account of the Company,

	(ii)	any Share owned by or held for the account of any Subsidiary of the Company;

(e)

subject to the prior written consent of the Exchange, any dispute that arises at any time with respect to any adjustment pursuant to this Indenture will be conclusively determined (as between the Company, the Warrantholders, the Warrant Agent and all transfer agents and shareholders of the Company) by the auditor of the Company or, if the auditor of the Company is unable or unwilling to act, by such firm of independent chartered accountants as is selected by the Directors and is acceptable to the Warrant Agent and any determination by them, absent manifest error, will be binding on the Company, the Warrantholders, the Warrant Agent and all transfer agents and Shareholders of the Company, and the Company shall notify the Warrantholders thereof;

(f)

in the absence of a resolution of the Directors fixing the record date for an event referred to in Section 3.6, the Company will be deemed to have fixed as the record date therefor the date on which the event is effected or such other date as may be required by law;

(g)

subject to the prior written consent of the Exchange if required as a condition precedent to the taking of any action which would require an adjustment in any of the rights under the Warrants, the Company will take any action which, in the opinion of counsel to the Company, may be necessary in order that the Company, or any successor to the Company or successor to the undertaking or assets of the Company will be obligated to and may validly and legally issue all the Shares or securities which the holders of the Warrants would be entitled to receive thereafter and to exercise such Warrants in accordance with the provisions hereof;

(h)

subject to Sections 7.2 and 7.3, the Warrant Agent shall not at any time be under any duty or responsibility to any Warrantholder to determine whether any facts exist which may require any adjustment contemplated by Section 3.6, or with respect to the nature or extent of any such adjustment made, or with respect to the method employed in making same. The Warrant Agent shall not be accountable for the validity or value of any Shares delivered upon the exercise or deemed exercise of any Warrants and shall not be responsible for any failure of the Company to make any payment, or to issue or deliver any securities or certificates represented hereby upon the exercise or deemed exercise of any Warrants; and

(i)

if the Company, after the date hereof, shall take any action affecting any Shares which in the opinion of the Directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exercise Price and number of Shares issuable upon exercise of Warrants shall be adjusted in such manner, if any, and at such time, as the Directors, in their sole discretion acting reasonably and in good faith, may determine to be equitable in the circumstances to adjust the rights of the Warrantholders to protect against dilution in accordance with the intent and purposes of Section 3.6 and Section 3.7. Failure of the taking of action by the Directors so as to provide for an adjustment in the Exercise Price before the effective date of any action by the Company affecting the Shares shall be conclusive evidence (absent manifest error) that the Directors have determined that it is equitable to make no adjustment in the circumstances, subject to the prior written consent of the Exchange.

3.8                    Postponement of Issue of Shares, etc.

                          In any case in which Section 3.6 requires an adjustment to take effect immediately after the effective date of or record date for an event, and a Warrant is exercised after that date and before the consummation of the event (which in the case of rights, options and warrants will be the date the rights, options and warrants are issued), the Company may postpone until consummation issuing to the Warrantholder such of the Shares, securities or property to which he is entitled if the Warrant had been exercised immediately before that date, provided however, that the Company will deliver to the Warrantholder an appropriate instrument evidencing such holder’s right to receive such additional Shares, securities or property upon the occurrence and consummation of such event and the right to receive any dividend or other distribution in respect of such additional Shares, securities or property declared in favour of the holders of record of Shares or of such securities or property on or after that date or such later date as such holder would, but for the provisions of this Section, have become the holder of record of such additional Shares or of such securities or property pursuant to Section 3.6.

3.9                    Notice of Certain Events

(1)

At least 14 business days before the effective date of or record date for any event referred to in Section 3.6, other than a subdivision or consolidation of the Shares, that requires or might require an adjustment in the subscription rights pursuant to a Warrant, including the Exercise Price and the number of Shares purchasable on exercise of a Warrant, the Company will:

	(a)	file with the Warrant Agent a certificate of the Company specifying the particulars of the event and, to the extent determinable, any adjustment required and the computation of the adjustment, and

	(b)	give notice to the Warrantholders of the particulars of the event and, to the extent, determinable, any adjustment required.

The notice need only set forth particulars as have been determined at the date that notice is given.

(2)	If any adjustment for which a notice pursuant to subsection (1) is given is not then determinable, the Company will promptly after the adjustment is determinable:

	(a)	file with the Warrant Agent a certificate of the Company showing the computation of the adjustment, and

	(b)	give notice to the Warrantholders of the adjustment.

(3)

In the event of a subdivision or consolidation of the Shares (other than the Consolidation), the Company will, before giving effect thereto, file with the Warrant Agent a certificate of the Company specifying the particulars of the subdivision or consolidation and specifying the number of Shares purchasable upon exercise of a Warrant after giving effect to such subdivision or consolidation.

3.10                  Accounting and Recording

                          The Warrant Agent shall promptly account to the Company with respect to Warrants exercised and forward to the Company (or into an account or accounts of the Company with the bank or trust company designated by the Company for that purpose), all monies received by the Warrant Agent on the subscription for Shares through the exercise of Warrants. All such monies and any securities or other instruments, from time to time received by the Warrant Agent shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent, the Warrantholders and the Company as their interests may appear.

                          The Warrant Agent shall record the particulars of Warrants exercised, which particulars shall include the names and addresses of the persons who become holders of Shares on exercise and the Exercise Date, in respect thereof. The Warrant Agent shall provide such particulars in writing to the Company within five business days of any request by the Company therefor.

3.11                  No Fractional Shares

                          The Company will not, pursuant to Section 3.6 or under any other circumstances, be obligated to issue any fraction of a Share upon the exercise of a Warrant or Warrants. To the extent that the holder of one or more Warrants would otherwise have been entitled to receive on the exercise or partial exercise thereof a fraction of a Share, that holder may exercise such right in respect of the fraction only in combination with another Warrant or Warrants that in the aggregate entitle the holder to purchase a whole number of Shares. If not so exercised, the Company shall not pay any amounts to the holder in satisfaction of the right to otherwise have received a fraction of a Share.

3.12                  Optional Purchases by the Company

                          Subject to compliance with applicable Securities Laws and approval of applicable regulatory authorities, the Company may from time to time purchase, by private contract or otherwise, all or any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Company, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons and on such other terms as the Company, in its sole discretion, may determine. Warrant Certificates representing the Warrants purchased pursuant to this Section 3.12 shall forthwith be surrendered to the Warrant Agent for cancellation and shall be accompanied by a direction of the Company to cancel the Warrants represented thereby. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section 3.12 shall be reflected accordingly in accordance with procedures prescribed by Depository under the book entry registration system. No Warrants shall be issued in replacement thereof. If required by the Company, the Warrant Agent will furnish the Company with a certificate as to such cancellation.

3.13                  Reclassification, Reorganizations, etc.

(1)	In case of:

(a)

any reclassifications or change of the Shares (other than a change in par value, or from par value to no par value, or from no par value to par value, or as a result of a subdivision or consolidation);

(b)

any amalgamation, arrangement, consolidation or merger of the Company with, or amalgamation, consolidation or merger of the Company into, any other corporation (other than an amalgamation, arrangement, consolidation or merger in which the Company is the continuing corporation and which does not result in any reclassification or change, other than as aforesaid, of the Shares);

(c) a reorganization of the Company; or

(d) any sale, transfer or other disposition of all or substantially all of the assets of the Company,

the Company or the corporation formed by the amalgamation or the corporation into which the Company shall have been merged or been consolidated or the reorganized Company, or the corporation which shall have acquired such assets, as the case may be, shall execute and deliver to the Warrant Agent a supplemental indenture providing that the holder of each Warrant then outstanding shall have the right thereafter (until the Warrant Expiry Time) to exercise Warrants only into the kind and amount of shares and other securities and property (including cash) receivable upon such reclassification, change, amalgamation, consolidation, merger, reorganization, sale, transfer or other disposition by a holder of the number of Shares which were purchasable upon the exercise of the Warrants had the Warrants been exercised immediately before the reclassification, change, amalgamation, consolidation, merger, reorganization, sale, transfer or other disposition.

(2)	The supplemental indenture shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided for in this Article.

(3)	The provisions of this section shall apply to successive reclassifications, changes, amalgamations, consolidations, mergers, reorganizations, sales, transfers or other dispositions.

ARTICLE 4
COVENANTS OF THE COMPANY

4.1                    General Covenants

                          The Company represents, warrants and covenants with the Warrant Agent for the benefit of the Warrantholders that:

(a)

it will at all times maintain its existence, carry on and conduct its business in a proper, efficient and business-like manner and, in accordance with good business practice, keep or cause to be kept proper books of account in accordance with generally accepted accounting principles;

(b)

it is duly authorized to create and issue the Warrants to be issued hereunder and the Warrant Certificates when Authenticated and certified as herein provided will be legal, valid, binding and enforceable obligations of the Company;

(c)

subject to the provisions of this Indenture, it will cause the Shares from time to time subscribed for and purchased pursuant to the exercise of Warrants and the certificates representing such Shares to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(d)

at all times while any Warrants are outstanding it shall reserve and there shall remain unissued and conditionally allotted out of its authorized capital a number of Shares sufficient to enable the Company to meet its obligations to issue Shares on the exercise of Warrants outstanding hereunder from time to time;

(e)

upon the exercise by the holder of any Warrant of the right of purchase provided for therein and herein and upon payment of the Exercise Price applicable thereto for each Share in respect of which the right of purchase is so exercised, all Shares issuable upon the exercise shall be issued as fully paid and non-assessable;

(f)

it will use commercially reasonable best efforts to ensure that the Warrants and the Shares issuable upon exercise of the Warrants will be listed for trading on the Exchange until such time as the Warrants and the Shares issuable upon exercise of the Warrants are listed on the Toronto Stock Exchange;

(g)

the Company shall apply to list the Warrants and the Shares issuable upon exercise of the Warrants on the Toronto Stock Exchange and shall use commercially reasonable efforts to have such listing take effect as soon as reasonably practical after completion of the Acquisition and will thereafter use commercially reasonable efforts to maintain such listing;

(h)

the Company will use commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the Securities Laws in each of the Canadian Qualifying Jurisdictions;

(i)

the issue of the Warrants does not and will not result in a breach by the Company of, and does not and will not create a state of facts which, after notice or lapse of time or both, will result in a breach by the Company of any applicable laws, and does not and will not conflict with any of the terms, conditions or provisions of the memorandum of the Company or the articles or resolutions of the Company or any trust indenture, loan agreement or any other agreement or instrument to which the Company is a party or by which it is contractually bound on the date of this Indenture;

(j)

it shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all other acts, deeds and assurances in law as the Warrant Agent may reasonably require for better accomplishing and effecting the intentions and provisions of this Indenture;

(k)

it will duly and punctually perform all of its covenants contained in this Indenture governing the due authorization, creation and issue of the Warrants and the Warrant Certificates, and the reservation, allotment and issuance of the Shares issuable on the exercise thereof;

(l)

it will make all requisite filings under applicable laws and regulations, including, without limitation, Securities Laws, including those necessary to remain a reporting issuer not in default of the requirements of the Securities Laws in the provinces of Canada in which it is a reporting issuer and those required on the exercise of the Warrants;

(m)

for so long as any Warrants or the Shares issued on the exercise of Warrants are outstanding, the Company will use its best efforts to remain a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act;

(n)

with respect to any notices to be given or other acts to be performed or which may be given or performed by the Warrant Agent under or pursuant to this Indenture, the Company shall provide to the Warrant Agent in a timely manner all such information and documents as the Warrant Agent may reasonably request and are within the knowledge or control of the Company in order to verify the factual circumstances relating to such notices or acts and, if requested, such notices or acts and, if requested, such information and documents shall be certified as correct by an officer of the Company;

(o)

generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture and will not take any action which might reasonably be expected to deprive holders of Warrants their rights to acquire Shares on the exercise thereof; and

(o)	it will promptly notify the Warrant Agent of any material default under the terms of this Indenture.

4.2                    Securities Qualification Requirements

(1)

If, in the opinion of either counsel to the Warrant Agent or counsel to the Company, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any governmental authority, securities administrator or any other step is required under any federal or provincial law of Canada or any other Qualifying Jurisdiction before the Shares may be issued or delivered to an initial Warrantholder on the exercise of the Warrants or resold by such Warrantholder, the Company covenants that it will use its commercial best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(2)

The Company will give written notice of the issue of Shares pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of any such notice.

4.3                    Warrant Agent’s Remuneration and Expenses

                          The Company will pay to the Warrant Agent from time to time such remuneration for its services hereunder as may be agreed upon between the Company and the Warrant Agent and will pay or reimburse the Warrant Agent upon its request for all expenses, disbursements and advances properly incurred or made by the Warrant Agent in the administration or execution of its duties hereunder (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ), both before any default hereunder and thereafter until all duties of the Warrant Agent shall be finally and fully performed, except any such expense, disbursement or advance as may arise from the gross negligence or fraud of the Warrant Agent, its servants or its agents or other advisors or assistants aforesaid.

4.4                    Notice to Warrantholders of Certain Events

                          The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that, so long as any of the Warrants are outstanding and capable of being exercised, it will not:

(a)

pay any dividend payable in shares of any class to the holders of its Shares or make any other distribution (other than a cash distribution made as a dividend out of retained earnings or contributed surplus legally available for the payment of dividends) to the holders of its Shares;

(b)	offer to the holders of its Shares rights to subscribe for or to purchase any Shares or shares of any class or any other securities, rights, warrants or options;

(c)	make any repayment of capital on, or distribution of evidences of indebtedness on any of its assets (excluding cash dividends) to the holders of, its Shares;

(d)	amalgamate, consolidate or merge with any other person or sell or lease the whole or substantially the whole of its assets or undertaking;

(e)	effect any subdivision, redivision, consolidation (other than the Consolidation), reduction or reclassification of its Shares; or

(f)	liquidate, dissolve or wind-up,

unless, in each such case, the Company shall have given notice, in the manner specified in Section 2.15, to each Warrantholder, of the action proposed to be taken and the date on which: (i) the books of the Company shall close or a record shall be taken for such dividend, repayment, distribution, subscription rights or other rights, warrants or securities; or (ii) such subdivision, redivision, consolidation, reduction, reclassification, amalgamation, merger, sale or lease, dissolution, liquidation or winding-up shall take place, as the case may be, provided that the Company shall only be required to specify in the notice those particulars of the action as shall have been fixed and determined at the date on which the notice is given. The notice shall also specify the date as of which the holders of Shares of record shall participate in the dividend, repayment, distribution, subscription of rights or other rights, warrants or securities, subdivision, redivision, consolidation, reduction, reclassification, or shall be entitled to exchange their Shares for securities or other property deliverable upon such reclassification, amalgamation, merger, sale or lease, other disposition, dissolution, liquidation or winding-up, as the case may be. The notice shall be given, with respect to the actions described above not less than 14 business days before the record date or the date on which the Company’s transfer books are to be closed with respect thereto.

4.5                    Closure of Share Transfer Books

                          The Company further covenants and agrees that it will not during the period of any notice given under Section 4.4 close its share transfer books or take any other corporate action which might deprive the Warrantholders of the opportunity of exercising their Warrants; provided that nothing contained in this section shall be deemed to affect the right of the Company to do or take part in any of the things referred to in Section 4.4 or to pay any cash dividends on the shares of any class or classes in its capital from time to time outstanding.

4.6                    Performance of Covenants by Warrant Agent

                          If the Company shall fail to perform any of its covenants contained in this Indenture, the Warrant Agent may notify the Warrantholders of the failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to do so or to notify the Warrantholders. All sums expended or advanced by the Warrant Agent in so doing shall be repayable as provided in Section 4.3. No performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under this Indenture.

4.7                    Representation and Warranty

                          The Company represents and warrants to the Warrant Agent and the holders of the Warrants and/or Shares that as of the date hereof it is a “foreign issuer” as that term is defined in Regulation S.

4.8                    Currently Not Reporting in United States

(1)

The Company confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the Exchange Act or have a reporting obligation pursuant to Section 15(d) of the Exchange Act.

(2)	The Company covenants that in the event that:

(a)	any class of its securities shall become registered pursuant to Section 12 of the Exchange Act or the Company shall incur a reporting obligation pursuant to Section 15(d) of the Exchange Act, or

(b)

any such registration or reporting obligation shall be terminated by the Company in accordance with the Exchange Act, the Company shall promptly deliver to the Warrant Agent an Officers’ Certificate (in a form provided by the Warrant Agent) notifying the Warrant Agent of such registration or termination and such other information as the Warrant Agent may require at the time. The Company acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain U.S. Securities and Exchange Commission obligations with respect to those clients who are filing with the U.S. Securities and Exchange Commission.

ARTICLE 5
MEETINGS OF WARRANTHOLDERS

5.1                    Right to Convene Meeting

(1)

The Warrant Agent or the Company may at any time and from time to time, and the Warrant Agent shall on receipt of a requisition in writing signed by the holders of Warrants sufficient to purchase not less than 10% of the aggregate number of Shares which would be purchased under the Warrants then outstanding and upon being indemnified and funded to its reasonable satisfaction by the Company or by the Warrantholders signing the requisition against the costs which may be incurred in connection with the calling and holding of the meeting, convene a meeting of the Warrantholders.

(2)

If the Warrant Agent fails to convene a meeting within 14 days after receipt of the requisition and indemnity and funding referred to in subsection (1), the Company or the Warrantholders, as the case may be, may convene the meeting.

(3)	Every meeting of Warrantholders shall be held in the City of Vancouver, British Columbia.

5.2                    Notice

(1)

At least ten business days’ prior notice specifying the place, day and hour of meeting and the general nature of business to be transacted and containing such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter shall be given before any meeting of Warrantholders but it shall not be necessary to specify in the notice the terms of any resolution to be proposed.

(2)

Notice of a meeting of Warrantholders shall be given to the Warrantholders in the manner provided in Section 2.15. Notice shall be given to the Company unless the meeting is convened by the Company and to the Warrant Agent unless the meeting is convened by the Warrant Agent. Any accidental omission in the notice of a meeting shall not invalidate any resolution passed at the meeting. The notice must be signed by an appropriate officer of the Warrant Agent or of the Company, or the person designated by the Warrantholders, as the case may be.

5.3                    Chairman

                          The person, who need not be a Warrantholder, nominated in writing by the Warrant Agent shall be entitled to act as the chairman at any meeting of Warrantholders, but if no such person is nominated or if the person nominated shall not be present within 15 minutes after the time appointed for holding the meeting, the Warrantholders present in person shall choose a person present to be chairman.

5.4                    Quorum

(1)	At any meeting of the Warrantholders a quorum shall consist of one or more Warrantholders present in person or by proxy holding not less than 10% of the Warrants then outstanding.

(2)	If a quorum of the Warrantholders is not present within half an hour from the time fixed for holding any meeting, the meeting, if convened by Warrantholders or by a requisition of Warrantholders, shall be dissolved; but if otherwise convened, the meeting shall stand adjourned without notice to the same day in the next week following (unless that day is not a business day, in which case the meeting shall stand adjourned to the next business day thereafter) at the same time and place. At the adjourned meeting, the Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened notwithstanding that they may not hold 10% of the Warrants then outstanding.

5.5                    Power to Adjourn

                          The chairman of any meeting at which a quorum of Warrantholders is present may, with the consent of the meeting, adjourn any meeting and no notice of the adjournment need be given except such notice, if any, as the meeting may prescribe.

5.6                    Show of Hands

                          Every question submitted to a meeting other than a question to be resolved by an Extraordinary Resolution shall be decided in the first place by a majority of the votes given on a show of hands and unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of that fact.

5.7                    Poll

                          On every Extraordinary Resolution to be passed at a meeting and on any other question submitted to a meeting when directed by the chairman or when demanded by one or more of the Warrantholders acting in person or by proxy, a poll shall be taken in the manner as the chairman shall direct. Questions other than those to be resolved by Extraordinary Resolution shall, if a poll be taken, be decided by the votes of the holders of a majority of the Warrants represented at the meeting and voted on the poll. If at any meeting a poll is so demanded as aforesaid on the election of a chairman or on a question of adjournment, it shall be taken forthwith. If at any meeting a poll is so demanded on any other question, or an Extraordinary Resolution is to be voted upon, a poll shall be taken in such manner and either at once or after an adjournment as the chairman directs. The result of a poll shall be deemed to be the decision of the meeting at which the poll was demanded and shall be binding on all holders of Warrants.

5.8                    Voting

                          On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each Share purchasable under Warrants of which he shall then be the holder. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled both on a show of hands and on a poll to vote in respect of the Warrants, if any, held or represented by him but shall not be entitled to a casting vote in the case of an equality of votes.

5.9                    Persons Entitled to be Present

                          The Company and the Warrant Agent by their respective officers and directors and the counsel of the Company and the Warrant Agent may attend any meeting of Warrantholders but shall have no vote as such.

5.10                  Regulations

                          The Warrant Agent, or the Company with the approval of the Warrant Agent, may from time to time make or vary such regulations as it shall think fit providing for and governing the following:

(a)	the setting of the record date for a meeting for the purposes of determining the Warrantholders entitled to receive notice of and to vote at a meeting;

(b)

the form of the instrument appointing a proxy (which shall be in writing), the manner in which the same shall be executed and the form of any authority under which a person executes a proxy on behalf of a Warrantholder;

(c)

the deposit certificates, instruments appointing proxies or authorities at such place or places as the Warrant Agent (or the Company or Warrantholders in case the meeting is convened by the Company or the Warrantholders, as the case may be) may in the notice convening the meeting direct and the time (if any) before the holding of the meeting or adjourned meeting at which the same shall be deposited; and

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat.

Any regulations so made shall be binding and effective and votes given in accordance therewith shall be valid and shall be counted. Except as the regulations may provide, the only persons who shall be recognized at any meeting as the holders of any Warrants, or as entitled to vote or to be present at the meeting in respect thereof, shall be Registered Warrantholders and persons whom Registered Warrantholders have by instrument in writing duly appointed as their proxies.

5.11                  Certain Powers Exercisable by Extraordinary Resolution

                          In addition to all other powers conferred on them by the other provisions of this Indenture or by law but subject to obtaining the approval of the Exchange, the Warrantholders shall have the following powers, exercisable from time to time by Extraordinary Resolution:

(a)

power to agree to any amendment, modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent (subject to the Warrant Agent’s prior consent) in its capacity as warrant agent hereunder or on behalf of the Warrantholders against the Company whether the rights arise under this Indenture or otherwise;

(b)

power to agree to any change in or omission from the provisions of the Warrant Certificate and this Indenture or any ancillary or supplemental instrument which may be agreed to by the Company and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying any change or omission;

(c)

power to require the Warrant Agent, subject to compliance with Section 7.3, to enforce any of the obligations of the Company under this Indenture or any supplemental instrument or to enforce any of the rights of the Warrantholders in any manner specified in an Extraordinary Resolution or to refrain from enforcing any such covenant or right, upon the Warrant Agent being furnished with such funding and indemnity as it may in its discretion reasonably require;

(d)	power to remove the Warrant Agent or its successor or successors in office and to appoint a new Warrant Agent or Warrant Agents to take the place of the Warrant Agent or Warrant Agents so removed;

(e)

power to waive and direct the Warrant Agent to waive any default on the part of the Company in complying with any provision of this Indenture either unconditionally or upon conditions specified in the Extraordinary Resolution;

(f)

power to restrain any Warrantholder from taking or instituting or continuing any suit, action or proceeding against the Company for the enforcement of any of the obligations of the Company under this Indenture and in the Warrant Certificates or to enforce any right of the Warrantholders under this Indenture and the Warrant Certificates;

(g)	power to amend, alter or repeal any Extraordinary Resolution previously passed or consented to by Warrantholders;

(h)

power to appoint a committee with power and authority to exercise, and to direct the Warrant Agent (upon the Warrant Agent being furnished with such funding and indemnity as it may in its discretion reasonably require) to exercise, on behalf of the Warrantholders, such powers of the Warrantholders as are exercisable by extraordinary resolution; and

(i)

power to assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Company.

5.12                  Definition of “Extraordinary Resolution”

                          The expression “Extraordinary Resolution” when used in this Indenture means a resolution passed at a meeting (including an adjourned meeting) of Warrantholders duly convened and held in accordance with the provisions of this Indenture at which there are Warrantholders present in person or represented by proxy representing at least 25% of the aggregate number of the then outstanding Warrants and carried by the affirmative vote of Warrantholders representing not less than 66 2/3% of the aggregate number of then outstanding Warrants represented at the meeting and voted on such resolution or by the consent in writing, which may be in one or more instruments, of the holders representing not less than 66 2/3% of the aggregate number of Warrants then outstanding.

5.13                  Resolutions Binding on all Warrantholders

                          Every resolution and every Extraordinary Resolution duly passed at a meeting of the Warrantholders duly convened and held or any consent in writing in accordance with Section 5.17 shall be binding upon all the Warrantholders (including their successors and assigns) whether or not present or represented or voting at the meting or signatories to the consent, as the case may be, and each of the Warrantholders and the Warrant Agent, subject to the provisions for its indemnity contained in this Indenture, shall be bound to give effect thereto.

5.14                  Holdings by Company Disregarded

                          In determining whether the requisite number of Warrantholders are present for the purpose of obtaining a quorum or have voted or consented to any resolution, Extraordinary Resolution, consent, waiver or other action under this Indenture, Warrants owned by the Company or any Subsidiary of the Company shall be deemed to be not outstanding.

5.15                  Minutes

                          Minutes of all resolutions and proceedings at every meeting of Warrantholders shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes signed or purported to be signed by the chairman of the meeting, or by the chairman of the next succeeding meeting of Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting for which minutes have been made shall be deemed to have been duly convened and held and all resolutions passed or proceedings taken thereat to have been duly passed and taken.

5.16                  Powers Cumulative

                          Any one or more of the powers or combination of the powers in this Indenture exercisable by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of the powers or any combination of powers from time to time shall not be deemed to exhaust the rights of the Warrantholders to exercise the same or any other power or powers or combination of powers then or any power or powers or combinations of powers thereafter.

5.17                  Instruments in Writing

                          All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as hereinbefore in this Article provided may also be taken and exercised by Warrantholders entitled to acquire 66 2/3% of the aggregate number of Shares that can be acquired pursuant to all of the then outstanding Warrants by an instrument in writing, signed in one or more counterparts by Warrantholders in person or by attorney duly appointed in writing and the expression “resolution” or “Extraordinary Resolution” respectively when used in this Indenture shall include an instrument so signed.

ARTICLE 6
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

6.1                    Provision for Supplemental Indenture for Certain Purposes

                          From time to time the Company and the Warrant Agent may, subject to the provisions of this Indenture and the obtaining of the prior written consent of the Exchange, and shall, when so directed by this Indenture, execute and deliver by their proper officers or directors, as the case may be, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)

adding hereto such additional covenants and enforcement provisions as in the opinion of counsel are necessary or advisable and are not in the opinion of the Warrant Agent, based on the opinion of counsel, prejudicial to the interest of the Warrantholders as a group;

(b)	giving effect to any Extraordinary Resolution passed as provided in Article 5;

(c)	making any modification in the form of Warrant Certificate which, in the opinion of the Warrant Agent, based on the opinion of counsel, does not affect the substance thereof;

(d)

making any additions to, deletions from or alterations of the provisions of this Indenture which, in the opinion of the Warrant Agent based on the opinion of counsel, do not materially and adversely affect the interests of the Warrantholders and are necessary or advisable in order to incorporate, reflect or comply with any Applicable Legislation;

(e)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective provisions, errors or omissions herein, provided that in the opinion of the Warrant Agent, based on the advice of counsel, the rights of the Warrant Agent or of the Warrantholders, as a group, are in no way prejudiced thereby;

(f)	evidencing the succession of successor companies to the Company and the assumption by any successor of the covenants of and obligations assumed by such successor companies; and

(g)	setting forth any adjustments resulting from the application of the provisions of Article 3 hereof.

6.2                    Successor Companies

                          Subject to Section 3.9, nothing in this Indenture shall prevent any consolidation, reorganization, amalgamation, arrangement or merger of the Company with or into any other body corporate, bodies corporate, or person, or a conveyance or transfer of all or substantially all the property and assets of the Company as an entirety to any body corporate or person lawfully entitled to acquire and operate the same; provided, however, that the body corporate formed by such consolidation, amalgamation or arrangement or into which such merger shall have been made or the person which acquires by conveyance or transfer all or substantially all the property and assets of the Company as an entirety shall execute and deliver to the Warrant Agent before or contemporaneously with such consolidation, reorganization, amalgamation, arrangement, merger, conveyance or transfer and as a condition precedent thereto, an agreement supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Company shall be assumed by such successor body corporate or person. The Warrant Agent shall be entitled to receive and shall be fully protected in relying upon an opinion of counsel that any such consolidation, reorganization, amalgamation, arrangement, merger, conveyance or transfer and any supplemental agreement executed in connection therewith, complies with the provisions of this section.

6.3                    Successor Body Corporate Substituted

                          Subject to Section 3.9, in case the Company, pursuant to Section 6.2 hereof, shall be consolidated, amalgamated, reorganized, arranged or merged with or into any other body corporate or bodies corporate or person or shall convey or transfer all or substantially all of the property and assets of the Company as an entirety to another body corporate or person, the successor body corporate or person formed by such consolidation, reorganization, arrangement or amalgamation or into which the Company shall have been merged or which shall have received a conveyance or transfer as aforesaid shall succeed to and be substituted for the Company hereunder with the same effect as nearly as may be possible as if it had been named herein as the party of the first part. Such changes may be made in the Warrants as may be appropriate in view of such consolidation, amalgamation, reorganization, arrangement, merger, conveyance or transfer.

ARTICLE 7
CONCERNING THE WARRANT AGENT

7.1                    Rights and Duties of Warrant Agent

(1)	No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

(2)

In the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent will act honestly and in good faith and will exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances.

(3)	No provision of this Indenture will be construed to relieve the Warrant Agent from liability for its own gross negligence or fraud.

(4)

The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent against the costs, charges and expenses and liabilities to be incurred thereto and any loss and damage it may suffer by reason thereof.

(5)

No provision of this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

(6)

The Warrant Agent may, before commencing or at any time during the continuance of such act, action or proceeding require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

7.2                    Evidence, Experts and Advisors

(1)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company will furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as is prescribed by Applicable Legislation or as the Warrant Agent reasonably requires by written notice to the Company.

(2)

In the exercise of any right or duty hereunder the Warrant Agent, if it is acting in good faith, may rely, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or Applicable Legislation or pursuant to a request of the Warrant Agent.

(3)

Whenever Applicable Legislation requires that evidence referred to in subsection (1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof.

(4)	Any statutory declaration may be made by one or more officers or Directors of the Company.

(5)

Proof of the execution of an instrument in writing by a Warrantholder may be made by the certificate of a notary public, or other officer with similar powers, that the person signing the instrument acknowledged to him the execution thereof, or by an affidavit of a witness to the execution, or in any other manner that the Warrant Agent considers adequate.

(6)

The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it reasonably requires for the purpose of discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them payable by the Company in accordance with Section 4.3, without taxation of costs of any counsel and will not be responsible for any misconduct or negligence on the part of any of them who has been selected with due care by the Warrant Agent. The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion, advice or information from any outside counsel, accountant or other expert retained by the Company or by the Warrant Agent, relating to any matter arising in the administration of this Indenture.

(7)

The Warrant Agent may as a condition precedent to any action to be taken by it under this Indenture require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

7.3                    Documents, Moneys, etc. Held by Warrant Agent

(1)

Any security, document of title or other instrument that may be at any time held by the Warrant Agent subject to the terms hereof may be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank or deposited for safekeeping with such bank.

(2)

Unless herein otherwise expressly provided, any money held pending the application or withdrawal thereof under any provision of this Indenture may be deposited in the name of the Warrant Agent in any Canadian chartered bank at the rate of interest (if any) then current on similar deposits or:

	(a)	deposited in the deposit department of the Warrant Agent or of any other loan or trust company authorized to accept deposits under the laws of Canada or a province thereof, or

(b)

upon the written direction of the Company may be invested in securities issued or guaranteed by the Government of Canada or a province thereof or in obligations, maturing not more than one year from the date of investment, of any Canadian chartered bank or loan or trust company.

(3)	Unless the Company is in default hereunder, all interest or other income received by the Warrant Agent in respect of deposits and investments will belong to the Company.

7.4                    Action by Warrant Agent to Protect Interests

                          The Warrant Agent shall have power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve or protect its interests and the interests of the Warrantholders.

7.5                    Warrant Agent not Required to give Security

                          The Warrant Agent shall not be required to give any bond or security in respect of the execution of the terms and powers of this Indenture or otherwise in respect of the premises.

7.6                    Protection of Warrant Agent

                          By way of supplement to the provisions of any law for the time being relating to the Warrant Agent, it is expressly declared and agreed that:

(a)

the Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture (except the representation contained in Section 7.8 and by virtue of the countersignature of the Warrant Agent on the Warrant Certificates) or required to verify the same, but all such representations, statements or recitals are and shall be deemed to be made by the Company;

(b)	the Warrant Agent shall not be obligated to see or to require evidence of registration (a filing or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	the Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof;

(d)

the Warrant Agent shall not incur any liability or responsibility whatever or be in any way responsible for the consequence of any breach on the part of the Company of any obligation herein contained or of any acts of the directors, officers, employees or agents of the Company;

(e)

the Company shall indemnify and hold harmless the Warrant Agent and its agents, employees, directors and officers and all of their respective representatives, heirs, successors and assigns from and against any and all liabilities, losses, costs (including any and all reasonable legal fees and disbursements), claims, actions or demands whatsoever which may be brought against the Warrant Agent or which it may suffer or incur in connection with or arising out of the performance of its duties and obligations under this Indenture, save only in the event of the gross negligence, wilful misconduct or fraud of the Warrant Agent. It is understood and agreed that this indemnification shall survive the termination or discharge of this Indenture or the resignation or removal of the Warrant Agent;

(f)

the Warrant Agent shall not be bound to give any notice or to do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have been required so to do under the terms hereof nor shall the Warrant Agent be required to take notice of any default of the Company hereunder unless and until notified in writing of the default (which notice must specify the nature of the default) and, in the absence of that notice, the Warrant Agent may for all purposes hereunder conclusively assume that no default by the Company hereunder has occurred. The giving of any notice shall in no way limit the discretion of the Warrant Agent hereunder as to whether any action is required to be taken in respect of any default hereunder;

(g)

the Warrant Agent is not at any time under any duty or responsibility to a Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 3.6 or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(h)

the Warrant Agent is not accountable with respect to the validity or value (or the kind or amount) of any Shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant; and

(i)

the Warrant Agent is not responsible for any failure of the Company to make any cash payment or any failure of the Company to issue, transfer or deliver Shares or certificates for the same upon the exercise and surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Section 7.

7.7                    Replacement of Warrant Agent

(1)

The Warrant Agent may resign its agency and be discharged from all further duties and liabilities hereunder, except as otherwise provided in this Indenture, by giving to the Company and the Warrantholders not less than 45 days’ notice in writing or, if a new Warrant Agent has been appointed, such shorter notice as the Company accepts as sufficient.

(2)	The Warrantholders by Extraordinary Resolution may at any time remove the Warrant Agent and appoint a new Warrant Agent.

(3)

If the Warrant Agent so resigns or is so removed or is dissolved, becomes bankrupt, goes into liquidation or otherwise becomes incapable of acting hereunder, the Company will forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders.

(4)	Failing appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to the British Columbia Supreme Court for the appointment of a new Warrant Agent.

(5)	Any new Warrant Agent so appointed by the Company or by the Court will be subject to removal by Extraordinary Resolution of the Warrantholders.

(6)	Any new Warrant Agent appointed under any provision of this section must be a corporation authorized to carry on the business of a trust company in the Qualifying Jurisdictions in Canada.

(7)

On any appointment, the new Warrant Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed, but there will be immediately executed, at the expense of the Company, all such conveyances or other instruments as, in the opinion of counsel, are necessary or advisable for the purpose of assuring the powers, rights, duties and responsibilities to the new Warrant Agent.

(8)	On the appointment of a new Warrant Agent, the Company will promptly give notice thereof to the Warrantholders.

(9)

A corporation into or with which the Warrant Agent is merged or consolidated or amalgamated, or a corporation succeeding to the business of the Warrant Agent, will be the successor to the Warrant Agent hereunder without any further act on its part or on the part of any party hereto if the corporation would be eligible for appointment as a new Warrant Agent under subsection (6).

(10)

A Warrant Certificate certified but not delivered by a predecessor Warrant Agent may be delivered by the new or successor Warrant Agent in the name of the predecessor Warrant Agent or successor Warrant Agent.

7.8                    Conflict of Interest

(1)

The Warrant Agent represents to the Company that at the time of the execution and delivery hereof no material conflict of interest exists between its role as a fiduciary hereunder and its role in any other capacity and if a material conflict of interest arises hereafter it will, within 90 days after ascertaining that it has a material conflict of interest, either eliminate the conflict of interest or resign its agency hereunder.

(2)

Subject to subsection (1), the Warrant Agent in its personal or any other capacity may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any subsidiary of the Company without being liable to account for any profit made thereby.

7.9                    Acceptance of Appointment

                          The Warrant Agent hereby accepts the agency in this Indenture declared and provided for and agrees to perform them on the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants from time to time issued pursuant to this Indenture.

7.10                  Accounts; Anti-Money Laundering

(1)

The Company hereby represents to the Warrant Agent that any account to be opened by, or interest to held by, the Warrant Agent in connection with this Indenture, for or to the credit of the Company, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case the Company agrees to complete and execute forthwith a declaration in the form prescribed by the Warrant Agent as to the particulars of such third party.

(2)

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non- compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10 day period, then such resignation shall not be effective.

ARTICLE 8
GENERAL

8.1                    Satisfaction and Discharge of Indenture

Upon the earlier of:

(a)

the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation all Warrants theretofore Authenticated hereunder, in the case of Certificated Warrants, or by way of a Transaction Instruction (or such other instructions, in a form satisfactory to the Warrant Agent), in the case of Uncertificated Warrants, or by way of standard processing through the book entry registration system in the case of a CDS Global Warrant; or

(b)	the Expiry Time;

and if all Shares required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

8.2                    Sole Benefit of Parties and Warrantholders

                          Nothing in this Indenture expressed or implied will give or be construed to give to any person other than the parties hereto and the Warrantholders, as the case may be, any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision herein contained, all covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

8.3                    Stock Exchange Consents

                          Any action provided for in this Indenture requiring the prior consent of any stock exchange upon which the Shares or Warrants may be listed shall not be completed until the requisite consent is obtained.

8.4                    Discretion of Directors

                          Any matter to be determined by the Directors will be determined by the Directors in their sole discretion and a determination so made, absent manifest error, will be conclusive.

8.5                    Privacy

                          The parties acknowledge that federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”) applies to obligations and activities under this Indenture. Despite any other provision of this Indenture, neither party shall take or direct any action that would contravene, or cause the other party to contravene, applicable Privacy Laws. The Company shall, before transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws.

8.6                    Contractual Right of Rescission

                          Initial holders of Subscription Receipts which will become holders of Warrants upon automatic conversion of the Subscription Receipts pursuant to the Subscription Receipt Indenture (the “Initial Subscription Receiptholders”) will have a contractual right of rescission, exercisable against the Company by notice in writing given to the Company in accordance with Section 2.16 following the exercise of the Warrants to acquire Shares for a period up to and including (but not following) the date 180 days after the date of this Indenture, if the Initial Subscription Receiptholder is or becomes entitled under the Securities Act (British Columbia) to the remedy of rescission by reason of the Prospectus containing a misrepresentation as defined under the Securities Act (British Columbia), with respect to the exercise of the Warrants to acquire Shares, and shall be entitled in connection with such rescission to a full refund from the Company of the Warrant Exercise Price. This contractual right of rescission is granted by the Company alone, but specifically not by the directors or officers of the Company, to each Initial Subscription Receiptholders but not to any transferee of the Subscription Receipts of the Initial Subscription Receiptholders, and is not assignable and may not be held for the benefit of any Person other than such Initial Subscription Receiptholder. This contractual right of rescission is in addition to any other right or remedy available to the Initial Subscription Receiptholders under the Securities Act (British Columbia), or otherwise at Law, and is subject to the defences, limitations and other provisions described under the Securities Act (British Columbia). This contractual right of rescission must be exercised within 180 days after the date of this Indenture, failing which it is null and void.

8.7                    Force Majeure

                          No party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

8.8                    Counterparts and Formal Date

                          This Indenture may be executed in several counterparts, each of which when so executed will be deemed to be an original, and the counterparts together will constitute one and the same instrument and notwithstanding the date of their execution will be deemed to bear the date set out at the top of the first page of this Indenture.

                            IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first written above.

MALA NOCHE RESOURCES CORP.

By:	“David Blaiklock”
Name: David Blaiklock
Title: Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

By:	“Nicole Clement”
Name: Nicole H. Clement
Title: General Manager

By:	“Karl Burgess”
Name: Karl Burgess
Title: Professional, Corporate Trust

SCHEDULE “A” TO INDENTURE

FORM OF NON-U.S. WARRANT CERTIFICATE

THE WARRANTS REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON THE EXERCISE OF THE WARRANTS REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THE WARRANTS REPRESENTED HEREBY MAY NOT BE EXERCISED BY ANY U.S. PERSON, BY ANY PERSON IN THE UNITED STATES OR BY ANY PERSON FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR A PERSON IN THE UNITED STATES. AS USED HEREIN, THE TERMS “UNITED STATES” AND “U.S. PERSON” HAVE THE MEANINGS ASCRIBED TO THEM IN REGULATION S UNDER THE U.S. SECURITIES ACT.

This Certificate, and the Common Share Purchase Warrants evidenced hereby, will be void and of no value unless exercised on or before 5:00 p.m. (Pacific time) on July 20, 2015.

PRIMERO MINING CORP.
Incorporated in the province of British Columbia

CUSIP No.: •
ISIN No.:     •

NO. __________	_______________WARRANTS

COMMON SHARE PURCHASE WARRANTS

             THIS IS TO CERTIFY THAT for value received _________________________, the registered holder hereof is entitled for each whole Warrant represented hereby to purchase one fully paid and non-assessable common share (“Common Share”) in the capital of Primero Mining Corp. (the “Company”) at a price per share of Cdn.$8.00, subject to adjustment as hereinafter referred to.

             Such right to purchase may be exercised by the registered holder hereof at any time on the date of issue hereof up to and including 5:00 p.m. (Pacific time) July 20, 2015 (the “Warrant Expiry Time”) by surrender of this Warrant Certificate to Computershare Trust Company of Canada (the “Warrant Agent”) at the principal transfer offices of the Warrant Agent in Vancouver, British Columbia, together with the exercise form set forth on the reverse hereof, duly executed and completed for the number of Common Shares which the holder hereof is entitled to purchase and the purchase price of such Common Shares as herein provided.

             This Warrant Certificate and such payment shall be deemed not to have been surrendered and made except upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office specified above.

             The purchase price of Common Shares subscribed for hereunder shall be paid by certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Company at par in the city where this Warrant Certificate is delivered.

             Certificates for the Common Shares subscribed for will be mailed to the persons specified in the subscription form at their respective addresses specified therein or, if so specified in such subscription form, delivered to such persons at the office where the applicable Warrant Certificate was surrendered, within five business days after the due surrender of such Warrant Certificate and payment as aforesaid. In the event of a purchase of a number of Common Shares fewer than the number which can be purchased pursuant to this Warrant Certificate, the holder shall be entitled to receive without charge a new Warrant Certificate in respect of the balance of such Warrants.

             This Warrant Certificate and other Warrant Certificates are issued under and pursuant to a certain warrant indenture (herein referred to as the “Indenture”) dated July 20, 2010 between the Company and the Warrant Agent, to which Indenture and any instruments supplemental thereto reference is hereby made for a description of the terms and conditions upon which such Warrant Certificates are issued and are to be held all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of this Warrant Certificate by acceptance hereof assents. The Company will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Indenture. In the event of any conflict or inconsistency between the provisions of this Warrant Certificate and the provisions of the Indenture, the provisions of the Indenture shall govern.

             Subject to the Company’s right to purchase the Warrants under the Indenture and to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrants Certificates and the rights thereunder shall only be transferable by the registered holder hereof in compliance with the conditions prescribed in the Indenture and the due completion, execution and delivery of a Transfer Form set forth on the reverse hereof in accordance with the terms of the Indenture.

             The holding of this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right of interest in respect thereof.

             The Indenture provides for adjustment in the number of Common Shares to be delivered upon the exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

             The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions by the warrantholders entitled to purchase a specified majority of the Common Shares which may be purchased pursuant to all then outstanding Warrants.

             The holder of this Warrant Certificate may at any time up to and including the Warrant Expiry Time upon the surrender hereof to the Warrant Agent at its principal transfer offices in Vancouver, British Columbia, and payment of any charges provided for in the Indenture, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Common Shares as is expressed in this Warrant Certificate.

             This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by the Warrant Agent for the time being under the Indenture.

             Nothing contained herein or in the Indenture shall confer any right upon the holder hereof or any other person to subscribe for or purchase any Common Shares of the Company at any time subsequent to the Warrant Expiry Time. After the Warrant Expiry Time this Warrant Certificate and all rights thereunder shall be void and of no value.

             Time is of the essence hereof.

             U.S. Securities Matters

             The Warrants represented by this Warrant Certificate may not be exercised in the United States, or by or on behalf of a U.S. Person or a person in the United States, unless exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and any applicable state securities laws are available, and the holder of this Warrant Certificate may be required to provide the Company with an opinion of counsel reasonably satisfactory to the Company to that effect.

             IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and Computershare Trust Company of Canada has caused this Warrant Certificate to be countersigned by an authorized officer.

PRIMERO MINING CORP.

By: _____________________________________________

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated: _____________________________________________	By: _____________________________________________

EXERCISE FORM

TO:	Primero Mining Corp. c/o

Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9

             The undersigned registered holder of the within Warrant Certificate, subject to that certain warrant indenture (the “Indenture”) dated as of July 20, 2010 between Primero Mining Corp. and Computershare Trust Company of Canada, as Warrant Agent, hereby:

a)

subscribes for common shares (“Common Shares”) (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the Indenture) of Primero Mining Corp. at the price per share of Cdn.$8.00 (or such adjusted price which may be in effect under the provisions of the Indenture) and in payment of the exercise price encloses a certified cheque, money order or bank draft, in any case in lawful money of Canada payable at par in the City of Vancouver to Primero Mining Corp.; and

b)	delivers herewith the above-mentioned Warrant Certificate entitling the undersigned to subscribe for the above-mentioned number of Common Shares.

             The undersigned hereby directs that the said Common Shares be registered as follows:

	Address(es)	Number(s) of
Name(s) in full	(including Postal Code)	Common Shares

             The undersigned represents that it has had access to such current public information concerning Primero Mining Corp. as it considered necessary in connection with its investment decision.

             The undersigned further represents, warrants and certifies as follows (one (only) of the following must be checked):

[ ]

A.          The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a “U.S. person” (a “U.S. Person”, as defined in Regulation S under the United States Securities Act, as amended (the “U.S. Securities Act”)), and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; and (iii) did not execute or deliver this exercise form in the United States; OR

[ ]

B.          The undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable states securities laws is available for the issuance of the Common Shares, or such other evidence of such exemptions satisfactory to the Company.

Unless Box A above is checked, a legend restricting transfer under the U.S. Securities Act and applicable state securities laws will be placed on the certificate representing the Common Shares acquired upon exercise of the Warrants.

DATED this day of ____________________, 20_____.

Signature of Warrantholder guaranteed by:

(Signature of Warrantholder)

(Print Name of Warrantholder)*

(Address of Warrantholder in full)

(*The name of the Warrantholder must correspond with the name upon the face of the certificate in every particular and Primero Mining Corp. reserves the right to require reasonable assurance that such signature is genuine and effective.)

TRANSFER FORM

FOR value received I/we (the “Transferor”) hereby sell, assign, and transfer unto:

(Name of Transferee)

(Address of Transferee)

(Social Insurance Number)

_____________________________________________________________________________________________________Warrants of
(Quantity & Class)

PRIMERO MINING CORP. (the “Company”)

represented by: __________________________________________________________________________________________________
(List Certificate Numbers)

and the undersigned hereby irrevocably constitutes and appoints:

(Leave Blank)

the attorney to transfer the said Warrants on the books of the Company with full power of substitution in the premises.

DATED this day of ___________________, 20_____.

Signature Guaranteed By:
(Signature of Warrantholder)

(Name of Warrantholder, Please Print)

(Capacity of Authorized Representative)

Terms and Conditions

The Warrants are issued subject to the terms and conditions of the Indenture. A copy of the Indenture may be obtained, free of charge, at the offices of Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

Instructions

1.

The signature on the Exercise Form and Transfer Form must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2.

For transfers within Canada, the signature must be guaranteed by a Canadian schedule 1 chartered bank, major Trust Company or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The stamp must bear the words “Signature Medallion Guaranteed”.

3.	If Common Shares are issued to a person other than the Registered Warrantholder, the signature of that person must be signature guaranteed as if it were a transfer under paragraphs 2 or 3.

4.

If the Exercise Form and Transfer Form are signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a Company or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company.

SCHEDULE “B” TO INDENTURE
FORM OF U.S. WARRANT CERTIFICATE

THIS WARRANT AND THE SECURITIES DELIVERABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, OR (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT.

This Certificate, and the Common Share Purchase Warrants evidenced hereby, will be void and of no value unless exercised on or before 5:00 p.m. (Pacific time) on July 20, 2015 .

PRIMERO MINING CORP.
Incorporated in the province of British Columbia

CUSIP No.: 74164W122
ISIN No.:     US74164W1229

NO. __________________	____________________WARRANTS

COMMON SHARE PURCHASE WARRANTS

             THIS IS TO CERTIFY THAT for value received _________________________, the registered holder hereof is entitled for each whole Warrant represented hereby to purchase one fully paid and non-assessable common share (“Common Share”) in the capital of Primero Mining Corp. (the “Company”) at a price per share of Cdn.$8.00, subject to adjustment as hereinafter referred to.

             Such right to purchase may be exercised by the registered holder hereof at any time on the date of issue hereof up to and including 5:00 p.m. (Pacific time) on July 20, 2015 (the “Warrant Expiry Time”) by surrender of this Warrant Certificate to Computershare Trust Company of Canada (the “Warrant Agent”) at the principal transfer offices of the Warrant Agent in Vancouver, British Columbia, together with an Exercise Form in the form attached hereto as Appendix “A”, duly executed and completed for the number of Common Shares which the holder hereof is entitled to purchase and the purchase price of such Common Shares as herein provided.

             This Warrant Certificate and such payment shall be deemed not to have been surrendered and made except upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office specified above.

             The purchase price of Common Shares subscribed for hereunder shall be paid by certified cheque, money order or bank draft in lawful money of Canada payable to the order of the Company at par in the city where this Warrant Certificate is delivered.

             Certificates for the Common Shares subscribed for will be mailed to the persons specified in the subscription form at their respective addresses specified therein or, if so specified in such subscription form, delivered to such persons at the office where the applicable Warrant Certificate was surrendered, within five business days after the due surrender of such Warrant Certificate and payment as aforesaid. In the event of a purchase of a number of Common Shares fewer than the number which can be purchased pursuant to this Warrant Certificate, the holder shall be entitled to receive without charge a new Warrant Certificate in respect of the balance of such Warrants.

             This Warrant Certificate and other Warrant Certificates are issued under and pursuant to a certain warrant indenture (herein referred to as the “Indenture”) dated July 20, 2010 between the Company and the Warrant Agent, to which Indenture and any instruments supplemental thereto reference is hereby made for a description of the terms and conditions upon which such Warrant Certificates are issued and are to be held all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of this Warrant Certificate by acceptance hereof assents. The Company will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture. Capitalized terms not otherwise defined herein have the meaning ascribed to them in the Indenture. In the event of any conflict or inconsistency between the provisions of this Warrant Certificate and the provisions of the Indenture, the provisions of the Indenture shall govern.

             Subject to the Company’s right to purchase the Warrants under the Indenture and to any restriction under applicable law or policy of any applicable regulatory body, the Warrants and Warrants Certificates and the rights thereunder shall only be transferable by the registered holder hereof in compliance with the conditions prescribed in the Indenture and the due completion, execution and delivery of a Transfer Form in the form attached hereto as Appendix “B”, in accordance with the terms of the Indenture.

             The holding of this Warrant Certificate shall not constitute the holder hereof a holder of Common Shares nor entitle him to any right of interest in respect thereof.

             The Indenture provides for adjustment in the number of Common Shares to be delivered upon the exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

             The Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions by the warrantholders entitled to purchase a specified majority of the Common Shares which may be purchased pursuant to all then outstanding Warrants.

             The holder of this Warrant Certificate may at any time up to and including the Warrant Expiry Time upon the surrender hereof to the Warrant Agent at its principal transfer offices in Vancouver, British Columbia, and payment of any charges provided for in the Indenture, exchange this Warrant Certificate for other Warrant Certificates entitling the holder to subscribe in the aggregate for the same number of Common Shares as is expressed in this Warrant Certificate.

             This Warrant Certificate shall not be valid for any purpose whatever unless and until it has been countersigned by the Warrant Agent for the time being under the Indenture.

             Nothing contained herein or in the Indenture shall confer any right upon the holder hereof or any other person to subscribe for or purchase any Common Shares of the Company at any time subsequent to the Warrant Expiry Time. After the Warrant Expiry Time this Warrant Certificate and all rights thereunder shall be void and of no value.

             Time is of the essence hereof.

U.S. Securities Matters

             The Warrants represented by this Warrant Certificate may not be exercised in the United States, or by or on behalf of a U.S. Person or a person in the United States, unless exemptions from the registration requirements of the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and any applicable state securities laws are available, and the holder of this Warrant Certificate may be required to provide the Company with an opinion of counsel reasonably satisfactory to the Company to that effect; provided an “accredited investor” that satisfies one of the criteria of Rule 501(a)(1), (2), (3), (4), (5), (6) or (7) of Regulation D under the U.S. Securities Act, that purchased subscription receipts (“Subscription Receipts”) (with each Subscription Receipt being convertible into a unit consisting of one share of post-consolidation common stock of the Company and 0.4 of one Warrant) in the Company’s offering of Subscription Receipts that closed on or about July 20, 2010, will not be required to deliver an opinion of counsel in connection with its due exercise of Warrants on its own behalf, at a time when such holder certifies that it remains an “accredited investor”. “United States” and “U.S. Person” are as defined in Regulation S of the U.S. Securities Act.

             The Warrants and the Common Shares issuable upon exercise of the Warrants have not be registered under the U.S. Securities Act or under any state securities laws, and may not be transferred in the United States, or to or for the account or benefit of a U.S. Person or a person in the United States, unless the Warrants and the Common Shares issuable upon exercise thereof, as applicable, have been registered under the U.S. Securities Act and the securities laws of all applicable states or an exemption from such registration requirements is available.

             Common Shares issued to a U.S. Person, to a person in the United States, or to a person acting for the account or benefit of a U.S. Person or a person in the United States, will be considered “restricted securities” within the meaning of Rule 144 under the U.S. Securities Act. Accordingly, certificates representing such Common Shares, as well as any certificates issued in exchange of or in substitution for such certificates, upon exercise of the Warrants will bear a legend in substantially the following form:

“THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THESE SECURITIES MAY BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT, OR (C) WITHIN THE UNITED STATES, IN COMPLIANCE WITH (I) THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS UNDER THE U.S. SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER, IF AVAILABLE, AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS, OR (II) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS, PROVIDED THAT, IN THE CASE OF TRANSFERS PURSUANT TO (C)(I) OR (C)(II) ABOVE, THE HOLDER HAS, PRIOR TO SUCH TRANSFER, FURNISHED TO THE COMPANY AN OPINION OF COUNSEL OR OTHER EVIDENCE OF EXEMPTION, IN EITHER CASE REASONABLY SATISFACTORY TO THE COMPANY. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

             provided, that if, at the time the Company is a “foreign issuer,” as defined in Regulation S, the securities are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with Canadian local laws and regulations, the legend may be removed by providing a declaration to the Company and the Company’s transfer agent in the form set forth in Appendix “C” hereto (or in such other form as the Company may prescribe from time to time);

             provided further, that, notwithstanding the foregoing, the Company’s transfer agent may impose additional requirements for the removal of legends from securities sold in compliance with Rule 904 of Regulation S in the future;

             provided further, that, if any of the securities are being sold pursuant to Rule 144 of the U.S. Securities Act, if available, the legend may be removed by delivering to the Company and the Company’s transfer agent an opinion of counsel of recognized standing in form and substance satisfactory to the Company, to the effect that the legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

             IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be executed and Computershare Trust Company of Canada has caused this Warrant Certificate to be countersigned by an authorized officer.

PRIMERO MINING CORP.

By: _____________________________________________

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated: __________________________________________	By: _____________________________________________

Appendix “A”

EXERCISE FORM

TO:	Primero Mining Corp. c/o

Computershare Trust Company of Canada
510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9

             The undersigned registered holder of the within Warrant Certificate, subject to that certain warrant indenture (the “Indenture”) dated as of July 20, 2010 between Primero Mining Corp. and Computershare Trust Company of Canada, as Warrant Agent, hereby:

a)

subscribes for __________________________ common shares (“Common Shares”) (or such number of Common Shares or other securities or property to which such subscription entitles the undersigned in lieu thereof or in addition thereto under the Indenture) of Primero Mining Corp. at the price per share of Cdn.$8.00 (or such adjusted price which may be in effect under the provisions of the Indenture) and in payment of the exercise price encloses a certified cheque, money order or bank draft, in any case in lawful money of Canada payable at par in the City of Vancouver to Primero Mining Corp.; and

b)	delivers herewith the above-mentioned Warrant Certificate entitling the undersigned to subscribe for the above-mentioned number of Common Shares.

             The undersigned hereby directs that the said Common Shares be registered as follows:

	Address(es)	Number(s) of
Name(s) in full	(including Postal Code)	Common Shares

             The undersigned represents that it has had access to such current public information concerning Primero Mining Corp. as it considered necessary in connection with its investment decision.

             The undersigned further represents, warrants and certifies as follows (one (only) of the following must be checked):

[ ]

A.          The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a “U.S. person” (a “U.S. Person”, as defined in Regulation S under the United States Securities Act, as amended (the “U.S. Securities Act”)), and is not exercising the Warrants on behalf of a U.S. Person or a person in the United States; and (iii) did not execute or deliver this exercise form in the United States; OR

[ ]

B.          The undersigned holder (i) purchased the Warrants directly from the Company pursuant to a written subscription agreement for the purchase of Subscription Receipts, with each Subscription Receipt converting into a unit consisting of one Common Share and 0.4 of one Warrant, in the Company’s offering of Subscription Receipts that closed on or about July 20, 2010, (ii) is exercising the Warrants solely for its own account and not on behalf of any other person; and (iii) was an “accredited investor” that satisfies one of the criteria of Rule 501(a)(1), (2), (3), (4), (5), (6) or (7) of Regulation D under the U.S. Securities Act, both on the date the Subscription Receipts were purchased and on the date of exercise of the Warrants; OR

[ ]

C.          The undersigned holder has delivered to the Company an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable states securities laws is available for the issuance of the Common Shares, or such other evidence of such exemptions satisfactory to the Company.

Unless Box A above is checked, a legend restricting transfer under the U.S. Securities Act and applicable state securities laws will be placed on the certificate representing the Common Shares acquired upon exercise of the Warrants.

DATED this day of ____________________, 20_____.

Signature of Warrantholder guaranteed by:

(Signature of Warrantholder)

(Print Name of Warrantholder)*

(Address of Warrantholder in full)

(*The name of the Warrantholder must correspond with the name upon the face of the certificate in every particular and Primero Mining Corp. reserves the right to require reasonable assurance that such signature is genuine and effective.)

Notes:

Certificates for Common Shares will not be registered or delivered to an address in the United States unless Box B or C above is checked.

If Box C is to be checked, holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with exercise will be satisfactory in form and substance to the Company.

Terms and Conditions

The Warrants are issued subject to the terms and conditions of the Indenture. A copy of the Indenture may be obtained, free of charge, at the offices of Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

Instructions

1.	The signature on the Exercise Form must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2.

If Common Shares are issued to a person other than the Registered Warrantholder, (i) the signature of that person must be signature guaranteed by a Canadian schedule 1 chartered bank, major Trust Company or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP), and the stamp must bear the words “Signature Medallion Guaranteed”, and (ii) the Transfer Form set forth in Schedule “A” to the Warrant Certificate must be completed.

3.

If the Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company.

Appendix “B”

TRANSFER FORM

FOR value received I/we (the “Transferor”) hereby sell, assign, and transfer unto:

(Name of Transferee)

(Address of Transferee)

(Social Insurance Number)

Warrants of
(Quantity & Class)

PRIMERO MINING CORP. (the “Company”)

represented by: _______________________________________________________________________________________________
(List Certificate Numbers)

and the undersigned hereby irrevocably constitutes and appoints:

(Leave Blank)

the attorney to transfer the said Warrants on the books of the Company with full power of substitution in the premises.

DATED this day of ___________________, 20_____.

Signature Guaranteed By:
(Signature of Warrantholder)

(Name of Warrantholder, Please Print)

(Capacity of Authorized Representative)

Transferee Certification

The undersigned transferee hereby certifies that (check one):

[  ]         A.          said transferee was not offered the Warrants in the United States and is not in the United States or a “U.S. Person” (as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”)), and is not acquiring the Warrants for the account or benefit of a person in the United States or a U.S. Person; or

[  ]         B.          enclosed herewith is an opinion of counsel (which the transferee understands must be satisfactory to the Company) to the effect that no violation of the U.S. Securities Act or applicable securities laws will result from transfer, exercise or deemed exercise of the Warrants.

It is understood that the Company may require additional evidence necessary to verify the foregoing.

Unless Box A above is checked, a legend restricting transfer under the U.S. Securities Act and applicable state securities laws will be placed on the certificate representing the Warrants; provided, that if, at the time the Company is a “foreign issuer” (as defined in Regulation S), the Warrants are being sold in compliance with the requirements of Rule 904 of Regulation S and in compliance with local laws and regulations, the legend may be removed by providing a declaration to the Company and to the Warrant Agent in the form attached as Appendix “B” to the Warrant Certificate (or as the Company may prescribe from time to time).

__________________________________________________
Signature of Transferee

Terms and Conditions

The Warrants are issued subject to the terms and conditions of the Indenture. A copy of the Indenture may be obtained, free of charge, at the offices of Computershare Trust Company of Canada, 510 Burrard Street, 2nd Floor, Vancouver, British Columbia, V6C 3B9.

Instructions

1.	The signature on the Transfer Form must correspond with the name as written upon the face of the certificate, in every particular, without alteration or enlargement, or change whatever.

2.

The signature must be guaranteed by a Canadian schedule 1 chartered bank, major Trust Company or by a member firm of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, MSP). The stamp must bear the words “Signature Medallion Guaranteed”.

3.

If the Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a company or any person acting in a fiduciary or representative capacity, the Warrant Certificate must be accompanied by evidence of authority to sign satisfactory to the Warrant Agent and the Company.

Appendix “C”

TO:	Primero Mining Corp.
(the “Company”)

AND TO:	[If for the removal of a legend on the Common Shares:]
Computershare Trust Company of Canada [OR Computershare Investor Services Inc.] as registrar and transfer agent for Common Shares of Primero Mining Corp.
If for the removal of a legend on the Warrants:]
Computershare Trust Company of Canada as Warrant Agent under the Warrant Indenture

3rd Floor, 510 Burrard Street
Vancouver, British Columbia V6C 3B9

The undersigned (a) acknowledges that the sale of the securities of the Company to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), and (b) certifies that (1) the undersigned is not an “affiliate” of the Company (as that term is defined in Rule 405 under the U.S. Securities Act), (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer was outside the United States or (B) the transaction was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another “designated offshore securities market”, and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purpose of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein and not otherwise defined shall have the meanings given to them by Regulation S.

Dated: ___________________________________
Name of Seller (please print)

By:
Authorized signatory

Name of authorized signatory (please print)

Title of authorized signatory (please print)

Affirmation by Seller’s Broker-Dealer (Required for sales pursuant to
Section (b)(2)(B) above)

We have read the representation letter of ____________ (the “Seller”) dated _____________, 20__, pursuant to which the Seller has requested that we sell, for the Seller's account, [____________________Subscription Receipts] [OR ____________________Common Shares] [OR ____________________ Warrants] represented by certificate number _________________ (the “Securities”) of the Company. We have executed sales of the Securities pursuant to Rule 904 of Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), on behalf of the Seller. In that connection, we hereby represent to you as follows:

(1)	no offer to sell the Securities was made to a person in the United States;

(2)

the sale of the Securities was executed in, on or through the facilities of the TSX Venture Exchange, the Toronto Stock Exchange or another “designated offshore securities market” (as defined in regulation S under the U.S. Securities Act) on _________________, 20____, and, to the best of our knowledge, the sale was not be pre-arranged with a buyer in the United States;

(3)	no “directed selling efforts” were made in the United States by the undersigned, any affiliate of the undersigned, or any person acting on behalf of the undersigned; and

(4)

we have done no more than execute the order or orders to sell the Securities as agent for the Seller and will receive no more than the usual and customary broker’s commission that would be received by a person executing such transaction as agent.

For purposes of these representations: “affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the undersigned; “directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Securities (including, but not be limited to, the solicitation of offers to purchase the Securities from persons in the United States); and “United States” means the United States of America, its territories or possessions, any State of the United States, and the District of Columbia.

Legal counsel to the Company shall be entitled to rely upon the representations, warranties and covenants contained in this letter to the same extent as if this letter had been addressed to them.

Yours truly,

______________________________________

By:      _________________________________

Title:   _________________________________

SCHEDULE “C” TO INDENTURE

Form of Letter to be Delivered by
Original U.S. Purchaser upon
Exercise of Warrants

Primero Mining Corp.

- and -

Computershare Trust Company of Canada, as Warrant Agent

Dear Sirs/Mesdames:

We are delivering this letter in connection with the purchase of common shares (the “Shares”) of Primero Mining Corp. (the “Company”) upon the exercise of warrants of the Company (the “Warrants”), issued under the warrant indenture dated as of July 20, 2010 between the Company and Computershare Trust Company of Canada.

We hereby confirm that:

(a)	we are an “accredited investor” within the meaning of Rule 501 (a) of Regulation D under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”);

(b)	we are purchasing the Shares for our own account;

(c)	we have such knowledge and experience in financial and business matters that we are capable of evaluating the merits and risks of purchasing the Shares;

(d)

we are not acquiring the Shares with a view to distribution thereof or with any present intention of offering or selling any of the Shares, except (i) to the Company, (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable local laws and regulations, (iii) in accordance with the exemption from registration under the U.S. Securities Act provided by Rule 144, if available, and in accordance with applicable state securities laws, or (iv) pursuant to another exemption from registration under the U.S. Securities Act and any applicable state securities laws, and in the case of (iii) or (iv) above, after providing a legal opinion satisfactory to the Company;

(e)	we acknowledge that we have had access to such financial and other information as we deem necessary in connection with our decision to purchase the Shares; and

(f)

we acknowledge that we are not purchasing the Shares as a result of any general solicitation or general advertising, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio, television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

We understand that the Shares are being offered in a transaction not involving any public offering within the United States within the meaning of U.S. Securities Act and that the Shares have not been and will not be registered under the U.S. Securities Act. We further understand that any Shares acquired by us will be in the form of definitive physical certificates and that such certificates will bear a legend reflecting the substance of paragraph (d) above.

We acknowledge that you will rely upon our confirmations, acknowledgements and agreements set forth herein, and we agree to notify you promptly in writing if any of our representations or warranties herein ceases to be accurate or complete.

(Name of Purchaser)

By:
Name:
Title: